

FUJI PHOTO FILM CO., LTD.
ACCOUNTING & FINANCE DIV.
26-30, NISHIAZABU 2-CHOME
MINATO-KU, TOKYO 106-8620, JAPAN
Telephone : 81-3-3406-2111
Facsimile : 81-3-3406-2193

January 20, 2004


04012467

Securities and Exchange Commission
500 N. Capitol Street
Washington D.C. 20549
U.S.A.

Attention: Office of International Corporate Finance

RE: The file number "82-78"

Dear Sirs,

Exemption from registration under Section 12(g)
of the Securities Exchange Act of 1934

Please refer to our letter dated July 21, 1977 and the list of information enclosed therein relating to the subject matter. We are furnishing you with copies of the document itemized as per the said list.

(a) A copy of a public notice concerning the record date for the payment of interim dividend which are prepared and given in the Japanese language.
(b) A copy of a notice of the payment of interim dividend which is written and given in the Japanese language.
(c) A copy of Interim Report to shareholders which is prepared in the Japanese language.
(d) A copy of Semiannual Securities Report to Ministry of Finance of Japan which is prepared in the Japanese language.
(e) A copy of Semiannual Report which is prepared in the English language.

Very truly yours,

FUJI PHOTO FILM CO., LTD.

M.Miki
General Manager
Accounting & Finance Div.

MM:hn
Enclosures

The file number "82-78"

(a) A copy of a public notice concerning the record date for the payment of interim dividend which are prepared and given in the Japanese language.

中間配当に関する株主確定日の公告

当社定款第28条の規定により、来る９月30日は中間配当（商法第293条ノ5に基づく金銭の分配）の支払いを受けるべき株主の確定日でありますので公告いたします。

平成15年９月12日

FUJIFILM

富士写真フイルム株式会社
神奈川県南足柄市中沼210番地

名義書換代理人事務取扱所
東京都江東区東砂七丁目10番11号
ＵＦＪ信託銀行株式会社証券代行部

9月12日（金）日経全国（M） 5cm×2d

The file number "82-78"

(b) A copy of a notice of the payment of interim dividend which is written and given in the Japanese language.

平成15年11月7日

株主の皆様へ

神奈川県南足柄市中沼210番地
富士写真フイルム株式会社
代表取締役社長　古森重隆

中間配当についてのお知らせ

拝啓　ますますご清栄のこととお喜び申し上げます。
さて、平成15年10月31日開催の当社取締役会におきまして、第108期（平成15年4月1日より平成16年3月31日まで）の中間配当（商法第293条ノ5に基づく金銭の分配）について、下記のとおり決議されましたので、お知らせ申し上げます。

敬　具

記

当社定款第28条の規定に基づき、平成15年9月30日現在の株主名簿および実質株主名簿に記載又は記録された株主又は登録質権者に対し、次のとおり中間配当金を支払う。

1．中間配当金……………………………1株につき金12円50銭
2．支払請求権の効力発生日
　並びに支払開始日………………………平成15年12月5日

以　上

中間配当金のご送付について

中間配当金郵便振替支払通知書（振込ご指定の方には中間配当金計算書および振込先確認書）は、株主の皆様のお届出ご住所あて、来る12月4日お送り申し上げる予定でございます。


FUJIFILM
I&I – Imaging & Information

The file number "82-78"
(e) A copy of Semiannual Report which is prepared in the English language.

Semiannual Report

Six Months Ended September 30, 2003



FUJI PHOTO FILM CO., LTD.

A MESSAGE FROM THE MANAGEMENT

During the six-month period ended September 30, 2003, although the Japanese economy showed signs of the hoped-for economic recovery driven by overseas demand, low consumer spending and private-sector capital investment and sharp yen appreciation in the latter half of the period suggested weakness in the momentum of economic recovery, causing uncertainty about the future. Overseas, the U.S. economy started showing signs of a rebound in the latter half with growth in consumer spending. Nonetheless, the lagging employment recovery, higher long-term interest rates, and other negative conditions weighed on economic growth. In Europe, exports to the United States and other regions started to show some indications of upturn, but the economy remained lackluster on the whole. In Asia, consumption and production languished under the effects of the SARS outbreak, and the economy experienced slowdown in some regions.

Against this background, Fujifilm dynamically developed its operations to enhance as well as strengthen its business while utilizing digital and networking technologies to provide customers with total solutions in the imaging, information, and document businesses fields.

Operating Results

During the period under review, sales of digital cameras and digital minilabs were firm especially overseas, while the SARS outbreak, conflict in Iraq, and unseasonable summer weather in Japan hobbled demand for travel both within Japan and abroad, hurting sales of some consumer products, such as color negative film. In industrial products, sales of LCD materials were strong, as demand increased along with growth in the LCD market. Consequently, consolidated revenue totaled ¥1,256.6 billion (US$11,320 million), up 0.6% compared with the same period in the previous year. Domestic revenue declined 1.0%, to ¥ 651.0 billion (US$5,865 million), while overseas revenue increased 2.3%, to ¥605.6 billion (US$5,455 million). In regard to profits, we attained an improvement in profitability by making further reductions in costs and by achieving major cuts in SG&A expenses. However, operating income declined 4.6%, to ¥91.5 billion (US$824 million), as a consequence of aggressive R&D spending aimed at developing new products and business activities and of an increase in SG&A expenses due to an increase in the number of consolidated subsidiaries in Japan, which was aimed at such benefits as strengthening marketing capabilities. Income before income taxes rose 4.0%, to ¥81.0 billion (US$730 million), and net income was up 22.3%, to ¥41.1 billion (US$370 million), reflecting attainment of improved bottom-line profitability.

The interim cash dividend per share was ¥12.50 (US$0.11) .

Review of Operations

In the Imaging Solutions segment, Fujifilm worked to expand its lineup of color film products, launching SUPERIA 1600/X-TRA800 color negative films as well as Velvia 100F and Astia 100F color reversal films. In digital cameras, Fujifilm strove to increase sales of the FinePix F410 and other products. We launched the FinePix S5000, incorporating the 4th-Generation Super CCD HR sensor, which further enhances image quality through advanced miniature fabrication technologies. We also introduced the FinePix F700, with the 4th-Generation Super CCD SR sensor for widening dynamic range as well as increasing image quality. Moreover, Fujifilm started supplying CCD camera modules with one million effective pixels to be used in camera-equipped mobile phones. In photofinishing equipment, Fujifilm has been making diligent efforts to expand its digital print services. For example, we worked to boost sales of our Digital Minilab Frontier series. Moreover, we introduced a new digital print system, which instantly develops pictures from images captured by

camera-equipped mobile phones, and implemented campaigns to promote our digital print processing service offered at retail outlets.

In the Information Solutions segment, the addition of FUJIFILM Graphic Systems Co., Ltd., to our Group as a consolidated subsidiary contributed to sales growth in the graphic arts system area. For medical imaging products, sales were inaugurated of the FCR PROFECT CS, a system for the early detection of breast cancer via mammography. Additionally, Fujifilm successfully developed the Double-Balloon Method Electronic Enteroscopy system, enabling the diagnosis of disorders in the small intestine, which heretofore had been difficult. The product was introduced on the market in November 2003. With respect to LCD materials, Fujifilm is increasing production capacity and reinforcing its R&D structure to meet surging demand. In recording media, Fujifilm started supplying data cartridges for the IBM TotalStorage® Enterprise Tape Drive 3592 to IBM. The cartridge is the first commercial product to which our proprietary NANOCUBIC technology, an extra-thin magnetic layer coating technology, has been applied, realizing super high recording capacity.
* TotalStorage is a trademark of IBM Corp. in the U.S., and other countries or both.

In the Document Solutions segment, we introduced the DocuColor 1256GA in the domestic market, a digital color multifunction machine in the high-end range of color copy machines. The machine features VCSEL (vertical cavity surface emitting laser), which is developed by Fuji Xerox, enabling color laser printing with a resolution of True 2,400dpi. Overseas, sales of the DocuCentre Color 400CP/320CP/240CP series of digital color multifunction machines remained brisk in the Asia-Oceania region, and exports continued strong to Europe and North America. In information-related equipment, the continuous sheet printer business acquired from Fujitsu Ltd. in the previous fiscal year recorded steadily higher sales.

Looking Forward

Although the business environment surrounding Fujifilm is expected to remain severe, we will continue to provide total solutions based on our advanced technologies and strive to strengthen our business foundation. Moreover, we aim to further improve our consolidated operations as well as reinforce our competitiveness and growth by building a powerful network in R&D, production, sales, and services. We will quickly move forward with restructuring initiatives on a global level to embrace exciting challenges in IT and network development. In addition, we will strengthen and upgrade our measures for corporate ethics and for environmental protection and product safety.

In closing, we would like to express our sincere appreciation for all the day-to-day cooperation we have received from shareholders, customers, and business partners. We hope for your continued support and encouragement.

December 2003

Minoru Ohnishi
Chairman

Shigetaka Komori
President and Chief Executive Officer

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

Fuji Photo Film Co., Ltd. and Subsidiaries
September 30, 2003 and 2002

Assets	September 30 2003	2002	2003
	(Millions of yen)		(Thousands of U.S. dollars) *(Note 1)*
Current assets:			
Cash and cash equivalents	**¥ 445,971**	¥ 424,947	**$ 4,017,757**
Marketable securities	**38,037**	14,980	**342,676**
Notes and accounts receivable:			
Trade and finance	**509,446**	493,570	**4,589,604**
Affiliated companies	**23,883**	32,737	**215,162**
Allowance for doubtful receivables	**(17,634)**	(17,604)	**(158,865)**
Inventories	**354,958**	344,604	**3,197,820**
Deferred income taxes	**80,954**	69,575	**729,315**
Prepaid expenses and other	**30,035**	28,024	**270,586**
Total current assets	**1,465,650**	1,390,833	**13,204,055**
Investments and long-term receivables:			
Investments in and advances to affiliated companies	**42,781**	41,989	**385,414**
Investment securities	**260,726**	290,693	**2,348,883**
Long-term finance and other receivables	**101,399**	99,185	**913,505**
Allowance for doubtful receivables	**(7,167)**	(3,111)	**(64,568)**
	397,739	428,756	**3,583,234**
Property, plant and equipment:			
Land	**75,410**	72,685	**679,370**
Buildings	**542,726**	522,263	**4,889,423**
Machinery and equipment	**1,535,721**	1,533,701	**13,835,324**
Construction in progress	**35,475**	33,361	**319,595**
	2,189,332	2,162,010	**19,723,712**
Less accumulated depreciation	**(1,483,687)**	(1,451,388)	**(13,366,550)**
	705,645	710,622	**6,357,162**
Other assets:			
Goodwill, net	**214,170**	194,763	**1,929,459**
Other intangible assets, net	**39,311**	51,251	**354,153**
Deferred income taxes	**93,204**	71,051	**839,676**
Other	**91,234**	75,335	**821,928**
	437,919	392,400	**3,945,216**
Total assets	**¥3,006,953**	¥2,922,611	**$27,089,667**

Liabilities and shareholders' equity	September 30 2003	2002	2003
	(Millions of yen)		(Thousands of U.S. dollars) *(Note 1)*
Current liabilities:			
Short-term debt	**¥ 163,077**	¥ 172,218	**$ 1,469,162**
Notes and accounts payable:			
Trade	**259,923**	246,298	**2,341,649**
Construction	**41,164**	34,218	**370,847**
Affiliated companies	**9,288**	10,360	**83,676**
Accrued income taxes	**39,550**	36,097	**356,306**
Accrued liabilities	**167,685**	156,634	**1,510,676**
Other current liabilities	**53,487**	49,721	**481,865**
Total current liabilities	**734,174**	705,546	**6,614,181**
Long-term debt	**128,143**	125,827	**1,154,441**
Accrued pension and severance costs	**245,337**	193,879	**2,210,243**
Deferred income taxes	**35,277**	22,752	**317,811**
Customers' guarantee deposits and other	**42,723**	49,909	**384,892**
Minority interests in subsidiaries	**117,651**	131,892	**1,059,919**
Commitments and contingent liabilities			
Shareholders' equity:			
Common stock, without par value:			
Authorized: 800,000,000 shares			
Issued: 514,625,728 shares	**40,363**	40,363	**363,631**
Additional paid-in capital	**68,135**	68,135	**613,829**
Retained earnings	**1,687,912**	1,644,669	**15,206,414**
Accumulated other comprehensive income (loss)	**(87,782)**	(59,130)	**(790,829)**
Treasury stock, at cost (1,367,711 and 295,820 shares at September 30, 2003 and 2002, respectively)	**(4,980)**	(1,231)	**(44,865)**
Total shareholders' equity	**1,703,648**	1,692,806	**15,348,180**
Total liabilities and shareholders' equity	**¥3,006,953**	¥2,922,611	**$27,089,667**



CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

Fuji Photo Film Co., Ltd. and Subsidiaries
Six months ended September 30, 2003 and 2002

	Six months ended September 30		
	2003	2002	**2003**
	(Millions of yen)		(Thousands of U.S. dollars) *(Note 1)*
Revenue:			
Sales	**¥1,078,973**	¥1,075,453	**$ 9,720,477**
Rentals	**177,638**	173,982	**1,600,342**
	1,256,611	1,249,435	**11,320,819**
Cost of sales:			
Sales	**659,693**	667,699	**5,943,180**
Rentals	**70,296**	68,271	**633,297**
	729,989	735,970	**6,576,477**
Gross profit	**526,622**	513,465	**4,744,342**
Operating expenses:			
Selling, general and administrative	**349,250**	337,750	**3,146,396**
Research and development	**85,866**	79,823	**773,568**
Operating income	**91,506**	95,892	**824,378**
Other income (expenses):			
Interest and dividend income	**5,552**	5,141	**50,018**
Interest expense	**(4,067)**	(4,525)	**(36,640)**
Exchange gains (losses), net	**(3,555)**	(9,960)	**(32,027)**
Decline in value of investment securities	**(288)**	(2,972)	**(2,595)**
Other, net	**(8,085)**	(5,668)	**(72,837)**
	(10,443)	(17,984)	**(94,081)**
Income before income taxes	**81,063**	77,908	**730,297**
Income taxes	**35,753**	38,135	**322,099**
Income before minority interests and equity in net earnings of affiliated companies	**45,310**	39,773	**408,198**
Minority interests	**(6,019)**	(6,717)	**(54,225)**
Equity in net earnings of affiliated companies	**1,821**	554	**16,405**
Net income	**¥ 41,112**	¥ 33,610	**$ 370,378**

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

Fuji Photo Film Co., Ltd. and Subsidiaries
Six months ended September 30, 2003 and 2002

Total shareholders' equity

	(Millions of yen)	(Thousands of U.S. dollars) *(Note 1)*
Balance at March 31, 2003	**¥1,680,611**	**$15,140,640**
Comprehensive income:		
Net income	**41,112**	**370,378**
Net increase in unrealized gains on securities	**9,115**	**82,117**
Foreign currency translation adjustments	**(20,386)**	**(183,658)**
Change in unrealized gains (losses) on derivatives	**(268)**	**(2,414)**
Net comprehensive income	**29,573**	**266,423**
Purchases of stock for treasury	**(242)**	**(2,180)**
Sales of stock from treasury	**123**	**1,108**
Cash dividends applicable to earnings of the period	**(6,417)**	**(57,811)**
Balance at September 30, 2003	**¥1,703,648**	**$15,348,180**
Balance at March 31, 2002	¥1,698,063	
Comprehensive income:		
Net income	33,610	
Net increase in unrealized gains on securities	1,137	
Foreign currency translation adjustments	(29,385)	
Change in unrealized gains (losses) on derivatives	7	
Net comprehensive income	5,369	
Purchases of stock for treasury	(659)	
Cash dividends applicable to earnings of the period	(6,429)	
Change of fiscal year end of certain subsidiaries	(3,538)	
Balance at September 30, 2002	¥1,692,806	

CORPORATE INFORMATION

Fuji Photo Film Co., Ltd.

Established
January 20, 1934

Capital
¥40,363,373,192 (As of September 30, 2003)

Tokyo Head Office
26-30, Nishiazabu 2-chome,
Minato-ku, Tokyo 106-8620, Japan
Tel: (03) 3406-2111
URL: http://www.fujifilm.co.jp/ (Japanese)
http://home.fujifilm.com/ (English)

Employees
73,646 (As of September 30, 2003, consolidated)

Transfer Agent
UFJ Trust Bank Limited
4-3, Marunouchi 1-chome,
Chiyoda-ku, Tokyo 100-0005, Japan

Stock Exchange Listings
Tokyo, Osaka, Nagoya

FINANCIAL HIGHLIGHTS

Fuji Photo Film Co., Ltd. and Subsidiaries
Six months ended September 30, 2003 and 2002

	Six months ended September 30		
	2003	2002	**2003**
	(Millions of yen)		(Thousands of U.S. dollars) *(Note 1)*
Revenue	**¥1,256,611**	¥1,249,435	**$11,320,819**
Net income	**41,112**	33,610	**370,378**
	(Yen)		(U.S. dollars)
Per share of common stock:			
Net income *(Note 2)*	**¥80.10**	¥65.33	**$0.72**
Cash dividends declared *(Note 3)*	**12.50**	12.50	**0.11**

Notes: 1. U.S. dollar amounts presented are translated from yen, for convenience only, at the rate of ¥111=US$1, the exchange rate prevailing on September 30, 2003.
2. The computation of net income per share is based on the average number of shares outstanding during each period.
3. Cash dividends per share represent the amounts declared per share for the respective periods.

Revenue Breakdown (Six months ended September 30, 2003)

By Operating Segment



Imaging Solutions
32.0%
¥401.7 billion (US$3,619 million)

Information Solutions
30.0%
¥376.7 billion (US$3,393 million)

Document Solutions
38.0%
¥478.2 billion (US$4,308 million)

By Domestic and Overseas Revenue



Domestic
51.8%
¥651.0 billion (US$5,865 million)

Overseas
48.2%
¥605.6 billion (US$5,455 million)

Cover: Lapland, Finland
Photographed by Masataka Otsuka



Printed in Japan


FUJIFILM
I&I - Imaging & Information

FUJIFILM NEWS

株主のみなさまへ

DECEMBER 2003 vol.65

財務ハイライト

単位:百万円(1株当たり当期純利益は除く)

	単独		連結	
	平成15年度中間期	平成14年度中間期	平成15年度中間期	平成14年度中間期
売上高	376,339	390,160	1,256,611	1,249,435
経常利益	40,404	41,474	81,063	77,908
中間純利益	26,117	23,197	41,112	33,610
1株当たり中間純利益(円)	50.88	45.09	80.10	65.33
資産合計(期末)	1,691,769	1,676,173	3,006,953	2,922,611
資本合計(期末)	1,484,338	1,450,270	1,703,648	1,692,806

注) 連結の表示は、経常利益が税引前利益、中間純利益が当期純利益となります。

■単独

売上高 (億円)

は中間

25,000
20,000
15,000
10,000
5,000
0
平成 14年3月期 15年3月期 16年3月期

1株当たり当期純利益 (円)

は中間

250
200
150
100
50
0
平成 14年3月期 15年3月期 16年3月期

■連結



売上高 (億円)
は中間
25,000
20,000
15,000
10,000
5,000
0
平成 14年3月期
15年3月期
16年3月期
1株当たり当期純利益 (円)
は中間
250
200
150
100
50
0
平成 14年3月期
15年3月期
16年3月期

表紙写真/東田裕二撮影(大分県天瀬町 コスモス畑)

ごあいさつ

株主の皆様におかれましては、ますますご清栄のこととお喜び申し上げます。

さて、当中間期(平成15年4月1日より平成15年9月30日に至る)における我が国経済は、外需に先導される形で景気回復期待が膨らんできたものの、個人消費及び民間設備投資が依然として低水準で推移したのに加え、期後半には急激な円高が進行する等景気浮揚力は脆弱であり、先行き不透明な状況にあります。海外におきましては、米国経済は、期後半より個人消費の伸長等景気回復の兆しが見え始めておりますが、雇用回復の遅れや長期金利の上昇等が景気にマイナス影響を与えることが懸念されます。欧州経済は、米国等への輸出に若干明るさが出てきたものの、依然として景気は低迷状態が続いております。アジア諸国の経済は、新型肺炎(SARS)の影響で消費・生産の伸びが鈍化し、一部の地域では景気減速傾向を示しました。

このような状況下、当社は、イメージング、インフォメーション、ドキュメントの各分野で、デジタル・ネットワーク技術を活用したトータルソリューションの提供等、積極的な事業展開を図り、事業領域の強化・拡大に努めました。この結果、当中間期の売上高は単独で3,763億円、連結では1兆2,566億円となりました。利益につきましては、単独の経常利益は404億円、当期純利益は261億円、連結の税引前利益は810億円、当期純利益は411億円となりました。
当中間期配当金につきましては、1株当たり12円50銭に決めさせていただきました。

次に連結売上高の部門別の状況をご説明させていただきます。
イメージング ソリューション部門につきましては、レンズ付きフィルムでは、花火や夜景もきれいに撮影できる「写ルンですNight & Day」を発売、ネガ/リバーサルフィルムの分野でも新製品を発売し、銀塩写真製品のラインアップを強化しました。当社独自の「スーパーCCDハニカム」を搭載し、好評をいただいているデジタルカメラの分野では、「FinePix F410」等の増販に努めたほか、「FinePix S5000」「FinePix F700」を発売しました。また、カメラ付き携帯電話向けに、100万画素対応のCCDカメラモジュールの供給を開始しました。フォトフィニッシング機器では、デジタルミニラボ「フロンティア」シリーズの拡販とともに、カメラ付き携帯電話からの写真プリントが可能な店頭即時デジタルプリントシステム「プリンチャオQn」を市場導入するなど、デジタルプリントサービスのインフラ整備に努めております。

インフォメーション ソリューション部門につきましては、印刷システム関連製品では、CTPシステム関連の新製品を発売する等、拡販に努めました。なお、新たに富士フイルムグラフィックシステムズ(株)を連結対象に加えたことで、売上増に寄与しました。また、医療診断用製品では、マンモグラフィ(乳房X線撮影)検診にも最適な「FCR PROFECT CS」の発売を開始しました。また、内視鏡製品では「スーパーCCDハニカム」を搭載した電子内視鏡用スコープや、これまで内視鏡での検査が困難とされた小腸の診断が可能になる「ダブルバルーン電子小腸鏡」の開発に成功しました。液晶ディスプレイ用部材では、旺盛な需要に対応し、生産能力の増強・研究開発体制の拡充を推進しております。記録メディア製品では、当社独自のナノキュービックテクノロジーを初めて採用した、エンタープライズシステム(基幹システム)向け3592データカートリッジの供給をIBM社に対し開始しました。

ドキュメント ソリューション部門につきましては、国内において、高画質カラー機の分野で、独自開発した面発光型半導体レーザー(VCSEL)を搭載した高画質デジタルカラー複合機「DocuColor 1256 GA」を新発売しました。海外においては、デジタルカラー複合機「DocuCentre Color」シリーズのアジア・オセアニア地域における販売及び欧米への輸出が引き続き好調に推移しました。情報機器事業では、前年度に富士通(株)より取得した連帳プリンター事業が、着実に売上増に寄与してきております。

当社を取り巻く経営環境は引き続き厳しい状況が続くものと見られますが、経営基盤のさらなる強化を図り、先進技術を駆使したトータルソリューションの提供を積極的に展開してまいります。また、研究開発・生産・販売・サービスの強力なネットワークを構築し、富士フイルムグループ一体となって競争力の強化と成長を目指してまいる所存です。

株主の皆様におかれましては、今後ともなお一層のご支援、ご鞭撻を賜りますようお願い申し上げます。

平成15年12月

取締役会長　大西 實

代表取締役社長　古森重隆

Close up

富士フイルムグループの総合力が実現した トータル・モバイルイメージング・ソリューション

カメラ付き携帯電話の世界を舞台に 多彩なビジネスを展開!

ピクチャーテイキングソリューション

メガピクセル時代をリードする高画質



富士フイルムは、画像を入力する「撮影」分野でデジタルカメラ「FinePix」シリーズのキーデバイスである「スーパーCCDハニカム」と「フジノンレンズ」を組み合わせたメガピクセルカメラモジュール「FM42000」を携帯電話機メーカーへ供給しています。

最近では、本年10月に新発売された「ムーバD505iS」*に採用されました。有効画素数100万画素、最大記録画素数1632×1224(200万画素)での撮影を可能にするなど、富士フイルムならではの高画質が高く評価されています。



レンズ部に表示された「FUJINON LENS(フジノンレンズ)」のロゴ



「スーパーCCDハニカム」の搭載を表示

*「ムーバ」は株式会社エヌ・ティ・ティ・ドコモの登録商標です。

当社グループのメガピクセルカメラモジュール「FM42000」を搭載した「ムーバD505iS」

イメージプロセッシングソリューション

バリエーション豊かな画像処理技術

「画像処理」分野では、画像変換ASP*サービス「Keitai Picture」が好評です。これは、画像を携帯電話に送信する際、待受画面のサイズや表示能力などに関わらず、全キャリア・全機種に最適な画像が得られるよう自動変換し、配信するサービス。拡大しても画像が粗

Keitai Picture

●キレイな拡大機能

当社の画像処理技術でオリジナル画像が小さくても各携帯電話の表示サイズに最適な拡大画像を配信できます。



Keitai Pictureが「モバイルプロジェクト・アワード」のモバイルミドルウェア部門で最優秀賞を受賞

モバイルコンテンツフォーラムが主催し、モバイル業界の優秀なプロジェクト、個人を表彰する「モバイルプロジェクト・アワード」のモバイルミドルウェア部門で「Keitai Picture」が最優秀賞を受賞しました。

1枚のオリジナル画像をi-mode、Vodafone live!、EZwebの各キャリア、携帯電話機種ごとに最適化した画像を生成・配信するサービスとして、高い技術力でモバイルビジネスの発展に貢献していることが評価されました。



カメラ付き携帯電話は、メガピクセル(100万画素)の時代を迎え、高画質化とともに、撮影した画像を①待ち受け画面に表示する、②加工する・遊ぶ、③友達に送る、④プリントする、などコミュニケーションツールとして様々な楽しみ方が広がっています。活況を呈するカメラ付き携帯電話市場で、富士フイルムグループは、撮影(入力)～画像処理(加工)～プリント(出力)の全プロセスを総合的にサポート。“いつでも、どこでも、誰でも、簡単に”きれいな画像が楽しめる「ユビキタス・イメージング」の実現をめざし、多彩なモバイルビジネスを展開しています。


【撮影】
デジタルカメラ、携帯電話向け
イメージセンサー技術
ピクチャーテイキングソリューション
スーパーCCDハニカム搭載
メガピクセルカメラモジュール
「FM42000」
【画像処理】
各種モバイル画像処理
ウゴク
フォトミラクル
イメージプロセッシングソリューション
pixabase2
Keitai Picture
【プリント】
表示 印刷
プリンティングソリューション
NP-1
プリンチャオ
PrinCiao Qn

プリンティングソリューション

携帯電話用の画期的プリンター登場

くならず、商品を高画質で送信したい通信販売をはじめ、映画、音楽、グルメ、占いなど、幅広い分野で利用企業が拡大しています。

当社は、携帯電話のコンテンツビジネスにも参入し、iアプリコンテンツ「ウゴクフォトミラクル」を提供しています。携帯電話のカメラで撮影した画像にヒット曲のBGMをつけ、プロモーション映像のように動きのあるフォトクリップが簡単に楽しめるもので、若者層を中心に会員数を伸ばしています。

＊ASP(アプリケーション・サービス・プロバイダー)サービス：顧客にシステムを販売するのではなく、利用契約を結び、インターネット等を通じて低価格でアプリケーションソフトを提供するサービス。


マンスリーフラッシュ
世界にひとつだけの花

ウゴク フォトミラクル

ヒット曲に合わせて写真が動き、待受け画面にしたり、メールで送ることもできます。

当社の得意分野の一つ「プリント」では、カメラ付き携帯電話用プリンター「NP-1」を開発しました。撮影～携帯電話の赤外線通信でデータ送信～受信後わずか15秒での画像書き込み・フィルム送り出しを実現した画期的商品です(12月発売予定)。

手のひらに乗る小型サイズの「NP-1」は、当社のインスタントカメラのヒット商品「チェキ」用フィルム(高感度ISO800)を使用し、まさにボタン一つで簡単にプリントできます。

また、店頭プリントでは、携帯電話で撮影した画像を専用のサーバーに送信し、最寄りの「プリンチャオQn」設置店でプリントを受け取るサービスなどを提供しています。



撮ったら、ワンタッチで送信し、即プリントできる「NP-1」

このように、当社は画像の入口から出口まで、携帯電話ユーザーが“いつでも、どこでも、誰でも、簡単に”高画質な画像が楽しめる「ユビキタス・イメージング」の世界をトータルにサポートしています。




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富士ゼロックスが展開するニュービジネス

ネットワーク教育をトータルに支援する
eラーニング ソリューション

教室で受講しているような臨場感のある動画講義をパソコン上で実現した「税理士Web講座」


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★音声検索
聴きたいと思った講師の言葉を入力すると該当箇所をリストアップし、即、再生できます。

★タイムスライダー
映像のパラパラめくりで、見たいシーンを素早く検索できます。

★マンガサマリー
映像のサマリーを一覧表示し、講義の構成全体を容易に把握できます。

富士フイルムグループのドキュメントソリューション部門を担う富士ゼロックスは、「知の創造と活用」をテーマに、紙の上の情報だけでなく、電子情報、映像・音声なども含め、情報を創造的かつ有効に活用、共有できる環境づくりを推し進めています。

同社が提供する「Knowledge-Driveサービス」は、インターネットの常時接続、動画配信などIT環境の進化を背景に、大学、専門学校、企業などに浸透しつつあるネットワーク教育「eラーニング*」をトータルに支援するサービスです。今回は、その導入事例として、「資格の大原グループ」が開講している先進のeラーニング講座「税理士Web講座」をご紹介します。

＊**eラーニング**：インターネットやイントラネット上で行う教育・研修のこと。学習コンテンツはネットワークを介して受講者のパソコンに配信され、時間や場所に制限されることなく学習できます。

■理想的なeラーニングをめざして

「資格の大原グループ」は、税理士試験で25年連続合格者数No.1という実績を誇り、充実した内容の通学講座と通信教育講座を開講されています。通信教育では、ネットワークを介した教育が現実味を帯びてきた3年前から、いち早く、動画配信によるeラーニングの可能性を検討されていました。

常時接続のインターネット環境の中で、"24時間、いつでも、どこでも"受講でき、満足度の高いeラーニングを構築しようと、大原グループのIT戦略を担う(株)ビズバレーを通じて富士ゼロックスに打診があり、「税理士Web講座」システム構築の協働作業がスタートしました。

「富士ゼロックスにお願いし、全面リニューアルしたのは第2期からです。富士ゼロックスの提供するサービスは、既製のパッケージソフトと違い、こちらの要望に合わせてカスタマイズできる柔軟性を備えているため、受講者の要望をきめ細かく反映させることができました。まさに、富士ゼロックスと大原グループの関係者全員が一体となって創りあげたものです。それだけに、受講者の評価も高く、日本のWeb講座のモデルケースになったと自負しています」(通信教育本部・本部長、大野正博さん)

■1年で利用者が倍増、双方向のWeb講座

受講者約1,700名でスタートした「税理士Web講座」は、富士ゼロックスのシステムに移行した第2期(2002年9月～2003年8月)から3,500名に倍増しました。

「講座は1科目78回で5科目合格が必須なので、受講量は膨大です。Web講座では、自分でここが見たいという場所にすぐ飛べる複数の検索機能が付いています。これは大変便利と好評で、ストレスを感じず、効率よく学習できるとの声を受講生からいただいています」(同)

「講師への"質問メール"の中には人生相談もあり、まさに双方向教育の見本といえるものになりました。機能は格段に増えたのに問合せが減り、クレームもありません。やはり、内容プラス伝え方が大事で、これからもユーザーのニーズをとらえ、使い勝手を重視したeラーニングの構築に取り組んでいく考えです」(同)

富士ゼロックスは、今後、需要の拡大が予想される企業内教育や国公立大学の独立法人化などの動きをとらえて市場を開拓し、ユーザビリティの高いeラーニングサービスを低コストで提供すると同時に、eラーニングとブロードバンドを融合した高画質な動画配信により、IT時代の知識・ノウハウの活用、共有を強力に支援してまいります。

富士ゼロックスが提供する「Knowledge-Drive(ナレッジドライブ)サービス」の3大特長

❶短期間で立ち上げ

事業化のコンサルティングから実際の運用まで、豊富なサービスメニューをご用意し、短期間での立ち上げを可能にしています。

「税理士Web講座」の仕組み


資格の大原グループ
講座の収録・編集
事務局
問合せ
回答
受講者
コンテンツ
システム上の問合せ
配信
富士ゼロックスサーバー
カスタマーサポートセンター
Knowledge-Driveデータセンター

❷システム維持運営を低コストで実現

富士ゼロックスのデータセンターでコンテンツをお預かりして配信(ASPサービス)するので、サーバー運用担当者や設備を配置する必要がなく、保守も不要で、低コストな維持運営を実現します。

❸「学びたくなる」最適なシステムの提供

講師の個性をも伝える臨場感のある動画映像で、見たい講義や場所を素早く、簡単に検索できる機能に加え、資料のダウンロード、学習成果の確認、講師への質問メールなど受講者の学習意欲を引き出す多彩な機能を満載しています。


スタジオでのビデオ収録風景。通信教育本部本部長、大野正博さん(左前)と関係者の方々。


別室でのビデオの編集作業。

◎欧州でのスポンサー・PR活動

FUJIFILMブランドはヨーロッパに広く浸透


FUJIFILM
FIFA WORLD CUP
GERMANY
2006
Fujifilm
Recording History As It Unfolds.


adidas
IBM
183 km/h
INTER SPORT
FUJIFILM

(左)2006年ドイツ大会のオフィシャル イメージング スポンサーをアピールするポスター
(右)全仏オープンの会場に掲出されたFUJIFILMのロゴマーク


FUJIFILM
FinePix

10月にスペインで開催された映像関連の展示会 "Sonimag"に出展

富士フイルムは、写真を通じて世界の人々と触れ合い、喜びや感動を分かち合うため、各地でスポーツイベントやテーマパーク、展示会等への協賛を行っています。今回は、欧州を舞台にダイナミックに展開するスポンサー活動や世界有数の観光国スペインでのPR活動をご紹介します。

FIFAワールドカップ™や全仏オープンなど数々のスポーツイベントに協賛

欧州の人気スポーツといえば、やはりサッカー。富士フイルムは、世界中の人々を熱狂させた「2002年FIFA ワールドカップ™ 」に続き、2006年に開催されるドイツ大会でもオフィシャル イメージング スポンサーとして、お手伝いすることになりました。スポンサーとしては、1982年のスペイン大会から7回連続となります。

また、当社は1992年以来、テニスの世界4大大会の一つ「全仏オープン」にも協賛しています。本年5月には、パリのローランギャロスで開催され、杉山愛選手の大活躍が話題となりました。テニスのエレガントかつダイナミックなイメージとFUJIFILMの躍動感がよくマッチし、当社ブランドの認知度アップに貢献しています。

このほか、欧州ではフィギュアスケート大会にも協賛しています。2004年1月にハンガリーの首都ブダペストで開催される欧州選手権、3月にはドイツのドルトムントで行われる世界選手権のダブルスポンサーとして、銀盤に繰り広げられる熱く華麗な戦いを世界中にお届けします。

スペインの至る所でFUJIFILMはおなじみ

スペインは、人口約4千万人に対し、外国からの観光客が年間約5千万人訪れる観光国で、観光者数はフランスに次ぎ世界第2位を誇っています。当社の現地法人「FUJIFILM España」は1989年の創業以来、積極的な広告宣伝活動を展開しており、スペインのどこへ行ってもFUJIFILMブランドが浸透しています。

首都マドリッドに到着した観光客は、まず


FOTOS
FUJIFILM
テーマパーク「ワーナームービーパーク」でも当社製品を販売


FUJICOLOR SUPERIA
FUJIFILM
スペインの人気リゾート、サン・セバスチャンでのイベントに協賛


¡Capta tus mejores momentos!
Capture the good times!
FUJIFILM
SAGRADA FAMILIA
ガウディ作「サグラダファミリア教会」のパンフレットに印刷された当社製品のPR


EL PASO
FUJIFILM
ホテルバスにも鮮やかな当社のロゴが


当社が契約した名門チーム「FCバルセロナ」のスタジアムは世界有数の大型競技場

市内を走る2階建て観光バス内で当社の製品が販売されているのを目にします。同様に、バルセロナでは明るいデザインの市営観光バスの車体にスポンサーであるFUJIFILMのロゴマークが描かれています。

また、ピカソ美術館やミロ美術館、モンセラート修道院などの有名観光地や、スペイン国営のホテルチェーンで観光客に人気の高いパラドールでも当社フィルムが専売されています。

スペインが生んだ建築界の鬼才ガウディの作品も世界的に有名です。富士フイルムは、ガウディの代表作であるサグラダファミリア教会およびグエル公園と、当社製品の専売契約を結ぶとともに、これらの世界的文化遺産を保存し、後世に残すための支援を行っています。2002年のガウディ生誕150周年には、現地のイベントに協賛したほか、東京・銀座の「富士フォトサロン」で記念の写真展を実施し、好評を博しました。

テーマパークや動物園、サッカー競技場でも

天候に恵まれたスペインは、欧州有数のリゾート地であり、また大型テーマパークも多数あります。当社は、ユニバーサルスタジオ、ワーナームービーパークをはじめ、スペイン国内に点在するテーマパークで製品販売やデジタル写真サービスを提供しています。また、スペイン人の憩いの場となっている動物園についても、マドリッド、バルセロナの2大都市においてスポンサーとなっています。

他の欧州の国々同様、スペインにおいてもサッカーは熱狂的な支持を受けています。今秋、FUJIFILM España は、世界的に有名なクラブチームがひしめき合うスペインリーグの中でもとりわけ人気の高い名門クラブチーム“FCバルセロナ(Futbol Club Barcelona)”と契約し、クラブ施設での当社製品販売とイメージングサービスを開始しました。

昨年のワールドカップで活躍した人気選手を多数擁する同クラブのスタジアム(10万人収容)で、富士フイルムは写真を通してサッカーファンの興奮を永遠の思い出として記録するお手伝いをしています。

来るべき超高速
ネットワーク時代に対応

先進の光ファイバ「ルミスター」誕生




■ホームネットワーク将来図
カメラ
サテライトアンテナ
カメラ
ディスプレイ
ディスプレイ
パソコン
情報コンセント
パソコン
情報コンセント
IP電話
HDTV
情報コンセント
ガラス光ファイバ
情報分電盤
GI型プラスチック光ファイバ
ルミスター

動画配信をはじめネットワーク上の情報量は急速に増大し、数年先には現在のレベルをはるかに超える情報伝達速度が必要になると予想されています。富士フイルムの「ルミスター」は、そうした次世代ホームネットワー



ク用のキーインフラとして開発されました。

大容量・高速通信はもちろん、低コストで安全性に優れ、大口径で取り扱いが簡単など、数々の特長をもち、種々の情報通信機器および家電機器を高速で結びます。富士フイルムは今後、富士ゼロックス、富士写真光機などグループ各社との連携により、さまざまな分野でビジネス展開をはかっていく方針です。



メタルシルバー





ホワイトシルバー

高画質・コンパクト・快適さを追求した「スーパーCCD」搭載デジタルカメラ

FinePix F420

スタイリッシュモデルFinePix「F」シリーズの新ラインアップとして、当社独自のスーパーCCD ハニカムⅣ「HR」を搭載し、有効画素数310万画素、最大記録画素数2816×2120（600万画素）の高画質を実現しました。さらに、画像を鮮明に確認できる約13.4万画素、大画面1.8型液晶モニターを採用するなど、誰でも快適にきれいに撮影できるデジタルカメラです。

ボディカラーではなく、ボディの素材感に違いをつけた「Wフェイス」を採用し、“メタルシルバー”と“ホワイトシルバー”の2タイプから選ぶことができます。今春発売した「FinePix F410」より大幅なダウンサイジングと軽量化をはかったコンパクトボディに光学3倍ズームを搭載しています。

世界初！これまで不可能だった小腸全域の観察・処置を実現したFTS小腸用電子内視鏡

ダブルバルーン電子小腸鏡

自治医科大学の山本医師のご指導のもとで開発を進め、世界で初めて小腸全域の観察・処置を可能にした画期的な電子内視鏡です。小腸は全長が長いため、これまで全域の観察・処置は不可能でしたが、バルーン（風船）挿入方式を内視鏡で初めて実用化することで、それが可能になりました。



スコープを覆うオーバーチューブと2つのバルーン（風船）を操作し、約7mの小腸を1m程度に畳み込むことができます。この新技術と世界最高クラスの高画質、使いやすさなどにより、病巣の早期発見と付加価値の高い検査を実現します。

国民的な乳がん検診推進運動をバックアップする医療用高精細デジタルX線画像診断システム

FCR PROFECT CS

高精度なデジタルX線画像診断システムとして高い評価を得ている「フジ コンピューテッド ラジオグラフィ」（FCR）の最高位機種で、マンモグラフィ（乳房X線撮影）による乳がん検診にも最適です。



「FCR PROFECT CS」は、当社独自の高画質読取技術を採用し、FCR画像・情報コントロールステーション「CR Console」と組み合わせて使用することで、乳がんの早期発見に寄与する鮮明な画像を描出します。また、画像の高速読取部や4段カセッテセット棚を搭載し、撮影作業を大幅に効率化しました。（P10に関連記事を掲載しています）



カラーレーザーで世界最高のプリント解像度リアル2,400dpiを実現したデジタルカラー複合機

富士ゼロックス DocuColor 1256 GA

DTP市場において、高い評価をいただいた「DocuColor 1255 CP」の後継機として開発し、大幅に画質を向上させたデジタルカラー複合機です。

「DocuColor 1256 GA」は32本のマルチビームをもつ独自開発の面発光型半導体レーザーVCSEL（Vertical-Cavity Surface-Emitting Laser）を搭載。32本同時に高密度・高速に書き込みを行うことで、カラーレーザーで世界最高のプリント解像度リアル2,400dpiという、印刷に迫る高画質を実現しました。プリントスピードは、カラー毎分12.5枚、モノクロ毎分50枚（共にA4ヨコ）です。

OPICS

乳がんの早期発見・早期治療をめざす「ピンクリボン運動」に協賛

乳がん対策は、まず早期検診から

「ピンクリボン運動」は、乳がんの啓発運動を通して乳がんの早期発見・早期治療へとつなげ、乳がんによる死亡率を減らそうという願いから、1980年代にアメリカでスタートしました。「ピンクリボン」は、そのシンボルマークです。アメリカでは女性の8人に1人、日本では30人に1人が乳がんになると言われています。昭和30年には1,572人だった乳がん死亡者数が、平成14年は9,676人(平成14年厚生労働省人口統計)と、この47年間で約6倍に増加しています。

一方、アメリカでは1990年以降、乳がんにかかる人は減少していませんが、受診率が約65%までに上がった結果、死亡率は低下しています。これは、まさに(マンモグラフィと視触診による)乳がん検診が普及した成果と言えます。

マンモグラフィとは乳房のX線撮影のことで、高精度な画像診断装置により微小ながん病変を画像としてとらえ、早期発見が可能です。富士フイルムは、「FCR(フジ・コンピューテッド・ラジオグラフィ)」を20年前に発売して以来、ますます高度化する医療サービスをサポートしてきました。今秋、発売したマンモグラフィに最適な新製品「FCR PROFECT CS」は、より高精度な診断によって、乳がんの早期発見に少しでも寄与できることを願い、開発したものです。


マンモグラフィによる診断
撮影
X線情報の読取
X線情報のフィルム出力
X線情報の検出媒体としてイメージングプレートを使用
患者
撮影装置

ピンクリボン運動の認知度upに貢献

富士フイルムは、ピンクリボン運動の認知度向上に積極的に協力しています。昨年の4月から7月にかけて、写真のプリント袋にピンクリボンマークを印刷し、乳がん検診を訴えるとともに、富士フイルムメディカルのホームページに関連するコンテンツを開設するなど、ピンクリボン運動の啓蒙を各方面で行っています。

富士フイルムは、乳がんの検診受診と自己検診の重要さを一人でも多くの人に知っていただき、乳がんで亡くなる方が一人でも減るよう、今後もピンクリボン運動を積極的にサポートする一方、「FCR」をさらに進化させることで、医療の発展に貢献してまいります。

「ピンクリボンスマイルウォーク」に協賛

今年の10月11日～13日に開催された、日本最大のピンクリボン運動「ピンクリボンフェスティバル」(主催:テレビ朝日、朝日新聞、日本対がん協会)で、富士写真フイルムと富士フイルムメディカルは、メインイベントの「ピンクリボンスマイルウォーク」に特別協賛しました。イベントには3,300人の一般の方が参加され、六本木ヒルズをスタートし、東京の新名所を回る15kmのコースを歩きました。



“環境レポート”から“社会・環境レポート”へ

「富士フイルム 社会・環境レポート 2003」発行

















「読者意見交換会」の様子をご紹介したページ

当社は1996年以降、環境保全に関わる取り組みや成果などを「富士フイルム環境レポート」として毎年ご報告してまいりました。このほど、社会的責任について、より広範な情報開示を行うことを目的に、環境のみならず社会性や経済性に関する情報も充実させた「富士フイルム 社会・環境レポート2003」としてリニューアルしました。

レポートの主な内容

●環境配慮設計のしくみと環境配慮製品・技術の紹介

2002年度の最も大きな成果の一つは、製品・サービスの環境品質向上のため、グループ全体の環境配慮設計のフレームワーク「環境配慮設計基本規則」を定めたことです。この基本規則に基づく新製品の開発を2003年4月からグループ企業を含め、全面実施しました。

●サステナビリティ会計の報告

連結ベースでの環境会計に加え、社会的な活動結果も金額換算し、サステナビリティ会計として記載しました。とくに、「お客様への経済効果」として環境配慮商品の使用時の効果等について詳細な分析を行った結果、前年度比150億円増(前年度比4倍)という結果を得ています。

● 社会性に関する新たな記載

・コーポレート・ガバナンスの取り組み
・コンプライアンスの推進
・人事制度と研修プログラム、労務、福利厚生に関する取り組み
・顧客対応の組織とシステム
・ユニバーサルデザインへの取り組み
・取引先との関係

●読者意見交換会(ステークホルダーミーティング)の開催とご意見の紙面への反映

NGO、金融機関、行政、工場周辺にお住まいの方、お取引先などの方々と意見交換をさせていただき、「顔が見える工夫」やページ毎に「用語解説」を配するなど、いただいたご意見を社会・環境レポートに反映させました。

●グループ会社の第三者検証を実施

(株)中央青山サステナビリティ認証機構による第三者検証を、国内グループ会社にも実施しました。同認証機構からは、「レポートに記載された重要な社会・環境情報の特定、収集及び報告に関するプロセスが適切かつ有効」との評価をいただいています。

●

富士フイルムグループでは、今後とも環境・経済・社会の全ての面において確実で一歩先行した取り組みを行い、“持続可能な発展”に貢献するとともに、その取り組みを「社会・環境レポート」でご報告してまいります。

◆社会・環境レポートをご希望の方は、下記までご請求ください。
環境・製品安全推進部 TEL:03-3406-2291 E－Mailアドレス:ecorepo@fujifilm.co.jp
◆社会・環境レポートの内容は、当社ホームページからもご覧いただけます。
URL:http://www.fujifilm.co.jp/kankyoreport/index.html

財務諸表

平成15年4月1日～平成15年9月30日

単独

■貸借対照表

単位:百万円(単位未満切り捨て)

科目	平成15年度中間期	平成14年度中間期
(資産の部)		
流動資産	581,394	559,263
固定資産	1,110,374	1,116,909
資産合計	**1,691,769**	**1,676,173**
(負債の部)		
流動負債	169,449	176,202
固定負債	37,980	49,700
負債合計	**207,430**	**225,903**
(資本の部)		
資本金	40,363	40,363
資本剰余金	58,980	58,980
利益剰余金	1,374,894	1,340,464
その他の剰余金等	10,101	10,463
資本合計	**1,484,338**	**1,450,270**
負債及び資本合計	**1,691,769**	**1,676,173**

■損益計算書

単位:百万円(単位未満切り捨て)

科目	平成15年度中間期	平成14年度中間期
売上高	376,339	390,160
営業利益	37,692	38,820
経常利益	40,404	41,474
税引前中間純利益	38,090	35,482
中間純利益	26,117	23,197

連結

■貸借対照表

単位：百万

科目	平成15年度中間期	平成14年度中間期
(資産の部)		
流動資産	1,465,650	1,390,833
投資及び長期債権	397,739	428,756
有形固定資産及びその他の資産	1,143,564	1,103,022
資産合計	**3,006,953**	**2,922,611**
(負債の部)		
流動負債	734,174	705,546
固定負債	451,480	392,367
少数株主持分	117,651	131,892
(資本の部)		
資本金	40,363	40,363
資本剰余金	68,135	68,135
利益剰余金	1,687,912	1,644,669
その他の剰余金等	△92,762	△60,361
資本合計	**1,703,648**	**1,692,806**
負債及び資本合計	**3,006,953**	**2,922,611**

■損益計算書

単位：百万

科目	平成15年度中間期	平成14年度中間期
売上高	1,256,611	1,249,435
営業利益	91,506	95,892
税引前利益	81,063	77,908
当期純利益	41,112	33,610

株主と株式の概況

■株式の状況

	平成15年度中間期	平成14年度中間期
株主数	28,051名	29,620名
発行済株式数	514,626千株	514,626千株

■所有者別分布（株式数と比率）

	平成15年度中間期	平成14年度中間期
金融機関	215,883千株(41.9%)	246,402千株(47.9%)
証券会社	3,993千株(0.8%)	3,346千株(0.6%)
その他法人	19,543千株(3.8%)	20,853千株(4.1%)
個人・その他	46,519千株(9.1%)	48,439千株(9.4%)
政府・地方公共団体	4千株(0.0%)	0千株(0.0%)
外国法人等	228,684千株(44.4%)	195,586千株(38.0%)
計	514,626千株(100%)	514,626千株(100%)

■株価（高値・安値）及び株式売買高の推移



4,000円
3,500
3,000
2,500
千万株
6.0
5.0
4.0
3.0
2.0
1.0
0
'02/10 11 12 '03/1 2 3 4 5 6 7 8 9

株価及び株式売買高は、東京証券取引所におけるものです。

■ 株価
■ 株式売買高

会社概要

- **設立** 昭和9年1月20日
- **資本金** 40,363百万円（平成15年9月30日現在）
- **従業員数** 9,724名
- **本社** 神奈川県南足柄市中沼210番地
- **東京本社** 東京都港区西麻布二丁目26番30号
- **大阪支社** 大阪市中央区備後町三丁目5番11号

インターネットで当社に関する情報がご覧になれます。
URL http://www.fujifilm.co.jp/

株主メモ

- **決算期** 3月31日
- **定時株主総会** 6月下旬
- **公告掲載新聞** 日本経済新聞
- **名義書換代理人** UFJ信託銀行株式会社
- **同事務取扱所**

UFJ信託銀行株式会社　証券代行部
〒137-8081 東京都江東区東砂7-10-11
電話(03) 5683-5111（代表）

照会先
株式の各種お手続き用紙のご請求は、次のUFJ信託銀行の電話およびインターネットで24時間承っております。
受付フリーダイヤル 0120-24-4479(本店証券代行部) ｜自動応答
0120-68-4479(大阪支店証券代行部) ｜
URL http://www.ufjtrustbank.co.jp/

- **同取次所**

UFJ信託銀行株式会社　全国各支店
野村證券株式会社　全国本・支店

- **単元未満株式の買取請求および買増請求について**

単元未満株式（1株から999株の株式）の買取請求（ご売却）および買増請求（ご購入）については、上記の事務取扱所・取次所でお取扱いたしております。ただし(株)証券保管振替機構に株券を預託されている場合には、お取引の証券会社にお申し出ください。

なお、当社は決算公告に代えて、貸借対照表ならびに損益計算書を当社のホームページ《http://www.fujifilm.co.jp/》に掲載しております。

FUJIFILM
富士写真フイルム株式会社
〒106-8620 東京都港区西麻布2丁目26番30号
電話(03)3406-2111(大代表)

FUJIFILM

I&I - Imaging & Information

FinePix

スーパーCCDだから、キレイが違う。

Feel the Color

FinePix F700



半　期　報　告　書

（第108期中）　自　平成15年４月１日
至　平成15年９月30日

富士写真フイルム株式会社

(269001)

第108期中（自平成15年４月１日　至平成15年９月30日）

半　期　報　告　書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成15年12月19日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

富士写真フイルム株式会社

目　　　次



【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成15年12月19日
【中間会計期間】	第108期中(自　平成15年４月１日　至　平成15年９月30日)
【会社名】	富士写真フイルム株式会社
【英訳名】	Fuji Photo Film Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　古　森　重　隆
【本店の所在の場所】	神奈川県南足柄市中沼210番地
【電話番号】	0465(74)1111(大代表) (上記は登記上の本店所在地であり実際の本社業務は下記において行っております。)
【電話番号】	03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　三　木　正　弘
【最寄りの連絡場所】	東京都港区西麻布二丁目26番30号
【電話番号】	03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　三　木　正　弘
【縦覧に供する場所】	富士写真フイルム株式会社　東京本社 (東京都港区西麻布二丁目26番30号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目６番10号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目３番17号)

第一部　【企業情報】

第１　【企業の概況】

１　【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第106期中	第107期中	第108期中	第106期	第107期
会計期間		自 平成13年4月1日 至 平成13年9月30日	自 平成14年4月1日 至 平成14年9月30日	自 平成15年4月1日 至 平成15年9月30日	自 平成13年4月1日 至 平成14年3月31日	自 平成14年4月1日 至 平成15年3月31日
売上高	(百万円)	1,171,631	1,249,435	1,256,611	2,401,144	2,505,703
税引前利益	(百万円)	89,664	77,908	81,063	159,549	120,513
中間(当期)純利益	(百万円)	46,414	33,610	41,112	81,331	48,579
純資産額	(百万円)	1,656,125	1,692,806	1,703,648	1,698,063	1,680,611
総資産額	(百万円)	2,829,967	2,922,611	3,006,953	2,946,362	2,958,317
１株当たり純資産額	(円)	3,218.15	3,291.28	3,319.28	3,300.45	3,274.17
１株当たり中間(当期)純利益	(円)	90.19	65.33	80.10	158.05	94.51
潜在株式調整後１株当たり中間(当期)純利益	(円)	―	―	―	―	―
自己資本比率	(%)	58.5	57.9	56.7	57.6	56.8
営業活動によるキャッシュ・フロー	(百万円)	97,866	169,219	159,585	248,185	303,500
投資活動によるキャッシュ・フロー	(百万円)	△111,807	△83,899	△95,700	△294,748	△201,928
財務活動によるキャッシュ・フロー	(百万円)	△25,779	△33,278	△25,226	△45,874	△64,252
現金及び現金同等物の中間期末(期末)残高	(百万円)	427,369	424,947	445,971	381,901	410,130
従業員数〔外、平均臨時雇用人員〕	(名)	71,865	72,579	73,646 〔9,270〕	72,569	72,633

(注) 1　当社の連結財務諸表は、米国で一般に公正妥当と認められる企業会計の基準に基づき作成しております。
2　売上高には、消費税等は含まれておりません。
3　潜在株式調整後１株当たり中間(当期)純利益金額については、潜在株式が存在しないため、記載しておりません。
4　少数株主への配当金支払額は、従来営業活動によるキャッシュ・フローのその他に含めて表示しておりましたが、第107期中間連結会計期間より金額的重要性が大きくなったため財務活動によるキャッシュ・フローとして区分掲記しております。これに伴い、第106期中間連結会計期間及び第106期の数値を組替再表示しております。
5　第108期中間連結会計期間については、〔　〕内に臨時従業員の平均人員を外数で記載しております。

(2) 提出会社の経営指標等

回次		第106期中	第107期中	第108期中	第106期	第107期
会計期間		自 平成13年4月1日 至 平成13年9月30日	自 平成14年4月1日 至 平成14年9月30日	自 平成15年4月1日 至 平成15年9月30日	自 平成13年4月1日 至 平成14年3月31日	自 平成14年4月1日 至 平成15年3月31日
売上高	(百万円)	424,202	390,160	376,339	847,747	795,409
経常利益	(百万円)	46,409	41,474	40,404	100,688	93,480
中間(当期)純利益	(百万円)	27,832	23,197	26,117	57,160	44,472
資本金	(百万円)	40,363	40,363	40,363	40,363	40,363
発行済株式総数	(株)	514,625,728	514,625,728	514,625,728	514,625,728	514,625,728
純資産額	(百万円)	1,412,535	1,450,270	1,484,338	1,433,315	1,456,615
総資産額	(百万円)	1,642,105	1,676,173	1,691,769	1,656,150	1,666,327
1株当たり純資産額	(円)	2,744.78	2,819.73	2,891.58	2,785.87	2,837.16
1株当たり中間(当期)純利益	(円)	54.08	45.09	50.88	111.08	86.29
潜在株式調整後1株当たり中間(当期)純利益	(円)	—	—	—	—	—
1株当たり中間(年間)配当額	(円)	12.50	12.50	12.50	25.00	25.00
自己資本比率	(%)	86.0	86.5	87.7	86.5	87.4
従業員数〔外、平均臨時雇用人員〕	(名)	9,628	9,540	9,410 〔1,207〕	9,471	9,392

(注) 1 売上高には、消費税等は含まれておりません。

2 潜在株式調整後1株当たり中間(当期)純利益金額については、潜在株式が存在しないため、記載しておりません。

3 第107期中間期より従来「販売費及び一般管理費」に含めて処理してきました販売奨励金等の一部について、売上高から控除する方法に変更しております。なお、経常利益、中間(当期)純利益に与える影響はありません。

4 第108期中間期については、〔 〕内に臨時従業員の平均人員を外数で記載しております。

2 【事業の内容】

当社は、米国会計基準によって連結財務諸表を作成しているため、「関係会社」の定義は米国会計基準に基づいて開示しております。第２「事業の状況」第３「設備の状況」においても同様であります。

当社グループ(当社、連結子会社及び持分法適用会社)は、「より優れた技術に挑戦し、『映像と情報の文化』を創造し続けます」との企業理念を掲げ、高度情報化社会にあってますます高まりを見せる映像へのニーズに応えるべく、先端技術を駆使して、より精細で美しい映像と情報の世界を実現するイメージング ソリューション、インフォメーション ソリューション、ドキュメント ソリューションを提供し、社会とお客様に信頼されるグローバル企業を目指しております。

当中間連結会計期間において、各事業部門に係る主な事業内容の変更はありません。

3 【関係会社の状況】

当中間連結会計期間における、重要な関係会社の異動は以下のとおりであります。

1　富士フイルムロジスティックス㈱(連結子会社)と富士ゼロックス流通㈱(連結子会社)は、平成15年４月１日に合併し、富士フイルムロジスティックス㈱(連結子会社)となりました。

2　プロセス資材㈱(関連会社)は、平成15年４月１日に連結子会社となり、富士フイルムグラフィックシステムズ㈱と商号変更しております。

3　旧富士ゼロックスプリンティングシステムズ㈱(連結子会社)は、平成15年４月１日に、富士ゼロックスプリンティングシステムズ販売㈱と商号変更しております。

　また、平成15年４月１日に富士ゼロックス㈱(連結子会社)のプリンター事業を分割して、現行の富士ゼロックスプリンティングシステムズ㈱(連結子会社)に営業譲渡しております。

4 【従業員の状況】

(1) 事業の種類別セグメントにおける従業員数

平成15年９月30日現在

事業の種類別セグメントの名称	従業員数(名)
イメージング ソリューション	22,706 [4,527]
インフォメーション ソリューション	16,569 [1,710]
ドキュメント ソリューション	33,984 [3,013]
全社(共通)	387 [20]
合計	73,646 [9,270]

(注) 従業員は就業人員であり、臨時従業員は［ ］内に当中間連結会計期間の平均人員を外数で記載しております。

(2) 提出会社の従業員の状況

平成15年９月30日現在

従業員数(名)	9,410 [1,207]

(注) 従業員は就業人員であり、臨時従業員は［ ］内に当中間会計期間の平均人員を外数で記載しております。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当中間連結会計期間における我が国経済は、外需に先導される形で景気回復期待が膨らんできたものの、個人消費及び民間設備投資が依然として低水準で推移したことに加え、期後半には急激な円高が進行する等景気浮揚力は脆弱であり、先行き不透明な状況にあります。海外におきましては、米国経済は、期後半より個人消費の伸長等景気回復の兆しが見え始めておりますが、雇用回復の遅れや長期金利の上昇等が景気にマイナス影響を与えることが懸念されます。欧州経済は、米国等への輸出に若干明るさが出てきたものの、依然として景気は低迷状態が続いております。アジア諸国の経済は、新型肺炎(SARS)の影響で消費・生産の伸びが鈍化し、一部の地域では景気減速傾向を示しました。

このような状況下、当社グループは、イメージング、インフォメーション、ドキュメントの各分野において、デジタル・ネットワーク技術を活用したトータルソリューションの提供等、積極的な事業展開を図っております。具体的には、新技術を搭載したデジタルカメラの発売、カメラ付き携帯電話向けCCDカメラモジュールの供給開始、CCD生産能力の増強を目的とした製造工場の取得、豊富なデジタルイメージングサービスを提供できるデジタルミニラボ「フロンティア」の拡販、デジタルカメラからの写真プリント需要を拡大させる一大キャンペーンの実施、病巣の早期発見をサポートする医療診断機器の開発、液晶ディスプレイ用部材の生産能力の増強、複写機器事業における新技術を採用したデジタルカラー複合機の拡販等、事業領域の強化・拡大に努めました。

当中間連結会計期間は、SARSやイラク問題、さらには日本における夏の天候不順等が国内外で旅行需要を押し下げる要因となり、カラーネガフィルム他一部コンシューマー製品の販売が低迷しましたが、デジタルカメラやデジタルミニラボの販売が、特に海外を中心に堅調に推移しました。業務用製品については、LCD市場の成長に伴う需要増により液晶ディスプレイ用部材が好調に推移しました。その結果、連結売上高は、1,256,611百万円(前年同期比0.6％増)となりました。利益につきましては、より一層のコストダウンや販管費の大幅な削減による収益改善があった一方、新製品や新規事業創出に向けた積極的な研究開発投資を進めたことや、マーケティング力強化を目的とした国内新規連結子会社増に関連して販管費が増加したことにより、営業利益は91,506百万円(同4.6％減)となりました。税引前利益は81,063百万円(同4.0％増)、中間純利益は41,112百万円(同22.3％増)と、それぞれ増益を達成いたしました。

事業の種類別セグメントの業績は次の通りです。

① イメージング　ソリューション部門

カラーネガフィルムでは、高感度で忠実な色再現性と優れた粒状性を備えたフジカラー「SUPERIA Venus 800/1600」を、レンズ付きフィルムでは、花火や夜景もきれいに撮影できる「写ルンです Night & Day」等を発売するとともに、カラーリバーサルフィルムでは、高彩度で忠実な色相再現が特長の「Velvia 100F」、高彩度でイメージカラー再現に優れた「Velvia 100」、肌の調子・肌色再現性を向上させた「ASTIA 100F」を発売し、銀塩写真製品のラインアップを強化しました。デジタルカメラでは、国内市場での競争が激化する中、主力機種「FinePix F410」等の増販に努めました。また、高度な微細化技術により、さらなる高画質を実現する「スーパーCCDハニカムⅣ HR」を搭載した光学10倍ズーム装備の一眼レフスタイル「FinePix S5000」を市場導入し、拡販を図るとともに、高画質に加え、広いダイナミックレンジを実現する「スーパーCCDハニカムⅣ SR」を搭載した「FinePix F700」を発売しました。また、高画素化が進むカメラ付き携帯電話向けに、当社グループの技術を結集して、高感度・高画質撮影で好評の「スーパーCCDハニカム」と高性能な「FUJINONレンズ」を組み合わせ、極小サイズながら有効画素数100万画素対応のCCDカメラモジュールを開発し、供給を開始しました。フォトフィニッシング機器では、デジタルカメラからの写真プリントサービスを提供するデジタルミニラボ「フロンティア」シリーズの拡販に努めるとともに、デジタルプリンターでは、カメラ付き携帯電話からの写真プリントサービスを提供する店頭即時デジタルプリントシステム「プリンチャオQn」を市場導入するなど、デジタルプリントサービスのインフラ整備に努めております。

本部門の連結売上高は、401,724百万円(同4.4%減)、営業利益は30,438百万円(同12.2%増)となりました。

② インフォメーション　ソリューション部門

印刷システム関連製品では、デジタルサーマルCTPプレート「HP-S」を発売する等、CTPシステム関連製品の拡販に努めました。なお、新たに富士フイルムグラフィックシステムズ㈱を連結対象に加えたことで、売上増に寄与しました。医療診断用製品では、市場のデジタル化が進む中で、コンパクトなデジタルＸ線画像診断システム「FCR XG-1」、ドライレーザーイメージャ「DRYPIX 7000」、医療用画像情報システム「SYNAPSE」の増販を図りました。また、マンモグラフィ(乳房Ｘ線撮影)による乳がんの早期発見を強力にサポートする、FCRの最高位機種「FCR PROFECT CS」を発表しました。さらに、連結子会社富士写真光機㈱では、医療診断分野の電子内視鏡の新製品として、鼻からの挿入を可能にし患者の負担を軽減する「極細スコープ」を発売したのに加え、新たに「スーパーCCDハニカム」を搭載し超高画質画像を実現した、電子内視鏡用スコープ「490シリーズ」や、これまで内視鏡検査は難しいとされた小腸の診断が可能になる「ダブルバルーン電子小腸鏡」の開発に成功しました。「WVフィルム」「フジタック」等の液晶ディスプレイ用部材は、ノートPC、LCDモニター、さらには液晶TVの増加に伴い需要が旺盛であり、これに対応するために、生産能力の増強、研究開発体制の拡充を推し進めております。記録メディア製品では、ミッドレンジ系のコンピューターテープ市場への新規メーカー参入により価格競争が激化しましたが、大容量・高転送レートのデータストレージテープを中心に拡販に努めました。また、当社独自のナノ薄層塗布型磁気媒体技術であるナノキュービックテクノロジーを初めて採用した、エンタープライズシステム(基幹システム)向け3592データカートリッジの供給をIBM社に対し開始しました。

本部門の連結売上高は、376,648百万円(同4.4%増)、営業利益は34,266百万円(同17.4%減)となりました。

③　ドキュメント　ソリューション部門

複写機器事業では、国内においてはモノクロ機の販売はやや低調でしたが、カラー機の販売が堅調に推移したことにより、国内の複写機全体の売上高は、前年同期並みとなりました。高画質カラー機の分野では、独自開発した32本のマルチビームを持つ面発光型半導体レーザー(VCSEL)の採用により、カラーレーザーでリアル2,400dpiという世界最高のプリント解像度を実現したデジタルカラー複合機「DocuColor 1256 GA」を発売し、ラインアップを強化しました。一方、海外においては、デジタルカラー複合機「DocuCentre Color 400CP/320CP/240CP」シリーズのアジア・オセアニア地域における販売、及び欧米への輸出が引き続き好調に推移し、カラー機は大幅な増販を実現しました。中国においては、現地で開発された普及型モノクロデジタル機を中心に販売を大きく伸ばしました。情報機器事業では、オフィス向けプリンター事業において、高速・高画質で環境に配慮した省エネルギー設計のカラープリンター「DocuPrint C2425/C2426」を新発売し、高速カラー機のラインアップを強化するとともに、拡販に努めました。また、前年度に富士通㈱より取得した連帳プリンター事業は、着実に売上増に寄与してきております。

本部門の連結売上高は、478,239百万円(同2.1%増)、営業利益は26,738百万円(同2.1%減)となりました。

事業の所在地別セグメントの業績は次の通りです。

①　日本

液晶ディスプレイ用部材等の販売やデジタルカメラ、カラー複写機等の輸出が好調に推移したものの、国内景気の低迷やSARSなどの影響でフィルム等の販売が低迷したことにより、連結売上高は786,943百万円(同0.6%増)、営業利益は67,673百万円(同2.5%減)となりました。

②　米州

カラーペーパー及びデジタルミニラボの販売が好調であった一方、為替が円高に推移したこと、春先からの天候不順によるフィルムの販売減少、米国における医療用フィルムの新工場稼動に伴う試運転経費及び償却費の増加等により、連結売上高は242,925百万円(同5.4%減)、営業利益は9,818百万円(同24.4%減)となりました。

③　欧州

前期に引き続きデジタルカメラの販売が好調であったこと、為替が円安に推移したこと等によって、連結売上高は144,790百万円(同8.5%増)、営業利益は9,414百万円(同22.1%増)となりました。

④　アジア及びその他

SARSなどの影響によりフィルム等の販売は低調に推移した一方、デジタルカメラの販売が好調だったことや、中国の現地生産工場でのコストダウン等により、連結売上高は81,953百万円(同6.9%増)、営業利益は7,592百万円(同26.6%増)となりました。

(2) キャッシュ・フローの状況

当中間連結会計期間における連結ベースの現金及び現金同等物(以下「資金」と記述します。)は、前連結会計年度末より35,841百万円増加し、当中間連結会計期間末におきましては445,971百万円となりました。

(営業活動によるキャッシュ・フロー)

営業活動の結果得られた資金は159,585百万円となり、前中間連結会計期間と比較して9,634百万円(5.7%)減少しておりますが、これは棚卸資産が増加したことや、支払債務が減少したこと等によります。

(投資活動によるキャッシュ・フロー)

投資活動の結果使用した資金は95,700百万円となり、前中間連結会計期間と比較して11,801百万円(14.1%)支出が増加しておりますが、これは固定資産の購入が増えたこと等によります。

(財務活動によるキャッシュ・フロー)

財務活動の結果使用した資金は25,226百万円となり、前中間連結会計期間と比較して8,052百万円(24.2%)の支出減となっておりますが、これは前中間連結会計期間に短期債務の返済を積極的に進めたこと等によります。

2 【生産、受注及び販売の状況】

当社グループの生産・販売品目は多種多様であり、同種の製品であっても、その容量・構造・形式等は必ずしも一様ではなく、また、受注生産形態は基本的にとっておらず、事業の種類別セグメント毎に生産規模及び受注規模を金額あるいは数量で示すことは行っておりません。

販売の状況につきましては、「1　業績等の概要」の記載に含めております。

3 【対処すべき課題】

当中間連結会計期間において、当社グループの事業上及び財務上の対処すべき課題に重要な変更及び新たに生じた課題はありません。

4 【経営上の重要な契約等】

当中間連結会計期間において、経営上の重要な契約等は行われておりません。

5 【研究開発活動】

インフォメーション・テクノロジー（ＩＴ）の急速な発達は、生活や仕事における環境・システムを多様化させ、ユーザーニーズの大きな変化をもたらしております。そのような中にあって画像情報は、デジタルカメラやカメラ付き携帯電話による撮影、パソコン等による加工・保存、インターネットやＥメールによるコミュニケーション等、活用範囲や利用方法が急速に拡大しています。

当社グループは、イメージング、インフォメーション、ドキュメントの各分野で、ユーザーニーズにマッチした新しいソリューションを提供できるよう、銀塩写真分野において培ってきた当社独自の技術・ノウハウの更なる発展・活用を図るとともに、デジタル化・ネットワーク化に対応した新技術の研究開発についても積極的に取り組んでおります。

当中間連結会計期間における研究開発費の総額は、85,866百万円(前年同期比7.6%増)となり、その額は売上高比6.8%となりました。

当中間連結会計期間の主な研究開発の成果は以下のとおりです。

(イメージング　ソリューション部門)

カラーフィルムでは、極めて純度の高い発色性能を実現するとともに、画像保存性にも優れた高彩度・高堅牢性色材技術や、複数の色補正層を搭載することで、色に関する感度を人間の目に近づけ、微妙な色の再現を可能にした多重色補正層技術等の新技術を開発し、「Velvia 100F」「Velvia 100」等のカラーリバーサルフィルムに導入いたしました。デジタルカメラでは、高度な微細化技術により多画素化を実現した「スーパーCCDハニカムⅣ HR」を搭載し、多彩な撮影機能を有した「FinePix S5000」、銀塩フィルムのメカニズムを応用し、ダイナミックレンジを４倍に広げることで、白とびや・黒つぶれに強い「スーパーCCDハニカムⅣ SR」を搭載した「FinePix F700」を市場導入いたしました。

本部門の研究開発費は、21,195百万円となりました。

(インフォメーション　ソリューション部門)

記録メディアでは、高密度の磁気記録を実現する独自のナノ薄層塗布型磁気媒体技術であるナノキュービックテクノロジーを採用した最初の製品として、IBM TotalStorage Enterprise Tape Drive 3592用データカートリッジのIBM社向け出荷を開始いたしましたが、これからもナノキュービックテクノロジーを様々な分野に適用し、積極的に製品開発に取り組んでいきます。液晶ディスプレイ部材では、需要が急増している液晶ＴＶ画面の見易さを大幅にアップさせる高性能反射防止フィルム「CVフィルム　CV 02」を大日本印刷㈱と共同開発いたしました。今後も更なる需要拡大が見込まれる同分野において、より高機能で、様々なニーズに応じた製品の開発に積極的に取り組んでいきます。

本部門の研究開発費は、22,515百万円となりました。

＊TotalStorageは、IBM社の米国及びその他の国における登録商標です。

(ドキュメント　ソリューション部門)

複写機の分野では、画像書込み用に32本のマルチビームを持つ独自開発の面発光型半導体レーザー(VCSEL)を採用し、2,400dpiというカラーでも世界最高のプリント解像度を実現した、デジタルカラー複合機「DocuColor 1256 GA」を発売、新たな高画質カラーの時代を切り拓きました。また、高画質を支える新トナー技術として、形状や大きさの均一化と5.8μmという小粒径化を実現すると同時に、製造工程でのCO^2排出量低減とを両立した独自の製造法である乳化重合凝集法が、本年５月に「平成14年度日本画像学会技術賞」を受賞いたしました。

本部門の研究開発費は、42,156百万円となりました。

第３　【設備の状況】

１【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設・除却等について、重要な変更はありません。

また、当中間連結会計期間において、新たに確定した重要な設備の新設、除却等はありません。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	800,000,000
計	800,000,000

②　【発行済株式】

種類	中間会計期間末現在発行数(株)(平成15年９月30日)	提出日現在発行数(株)(平成15年12月19日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	514,625,728	514,625,728	東京・大阪・名古屋の各証券取引所(市場第一部)	―
計	514,625,728	514,625,728	―	―

(2)　【新株予約権等の状況】

該当事項はありません。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(百万円)	資本金残高(百万円)	資本準備金増減額(百万円)	資本準備金残高(百万円)
平成15年９月30日	―	514,625,728	―	40,363	―	58,980

(4) 【大株主の状況】

平成15年９月30日現在

氏名又は名称	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
日本トラスティ・サービス信託銀行株式会社(信託口)	中央区晴海一丁目８－11	36,482	7.08
ステートストリートバンクアンドトラストカンパニー(常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	アメリカ合衆国　ボストン(中央区日本橋兜町６－７)	30,963	6.01
日本生命保険相互会社	千代田区有楽町一丁目２－２	22,781	4.42
日本マスタートラスト信託銀行株式会社(信託口)	港区浜松町二丁目11－３	22,551	4.38
中央三井信託銀行株式会社	港区芝三丁目33－１	21,107	4.10
ザチェースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント(常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	英国　ロンドン(中央区日本橋兜町６－７)	13,742	2.67
メロンバンクトリーティークライアンツオムニバス(常任代理人 香港上海銀行東京支店)	アメリカ合衆国　ピッツバーグ(中央区日本橋三丁目11－１)	13,607	2.64
株式会社三井住友銀行	千代田区有楽町一丁目１－２	12,478	2.42
ザチェースマンハッタンバンクエヌエイロンドン(常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	英国　ロンドン(中央区日本橋兜町６－７)	11,376	2.21
UFJ信託銀行株式会社(信託勘定Ａ口)	千代田区丸の内一丁目４－３	9,079	1.76
計	―	194,168	37.73

(5) 【議決権の状況】

① 【発行済株式】

平成15年9月30日現在

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 1,294,000 (相互保有株式) 普通株式 225,000	—	—
完全議決権株式(その他)	普通株式 507,260,000	507,256	—
単元未満株式	普通株式 5,846,728	—	1単元(1,000株)未満の株式
発行済株式総数	514,625,728	—	—
総株主の議決権	—	507,256	—

(注) 1 単元未満株式には以下が含まれております。

相互保有株式—大東化学株式会社所有410株、三協化学株式会社所有205株、フジカラーアサミ株式会社所有210株、自己株式—当社所有506株

2 「完全議決権株式(その他)」の中には、株式会社証券保管振替機構名義の株式が4,000株含まれております。また、議決権の数(個)の中には、同社名義の完全議決権株式に係る議決権数(4個)は含まれておりません。

② 【自己株式等】

平成15年9月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
(自己保有株式) 富士写真フイルム株式会社	東京都港区 西麻布二丁目26—30	1,294,000	—	1,294,000	0.25
(相互保有株式) 大東化学株式会社	東京都中央区日本橋 本石町四丁目4—20	146,000	—	146,000	0.03
三協化学株式会社	東京都中央区 京橋一丁目1—1	73,000	—	73,000	0.01
株式会社日発エンタープライズ	東京都中央区 銀座二丁目8—19	5,000	—	5,000	0.00
フジカラーアサミ株式会社	東京都港区 南青山五丁目8—3	1,000	—	1,000	0.00
計	—	1,519,000	—	1,519,000	0.30

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成15年４月	５月	６月	７月	８月	９月
最高(円)	3,710	3,380	3,500	3,850	3,760	3,710
最低(円)	2,830	3,040	3,150	3,440	3,280	3,210

(注)　株価は、東京証券取引所市場第一部におけるものであります。

3 【役員の状況】

前事業年度の有価証券報告書提出日後、当半期報告書提出日までにおいて、役員の異動はありません。

第５　【経理の状況】

１　中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の前中間連結会計期間(平成14年４月１日から平成14年９月30日まで)及び当中間連結会計期間(平成15年４月１日から平成15年９月30日まで)の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令24号。以下「中間連結財務諸表規則」という。)第81条の規定により、米国において一般に公正妥当と認められている企業会計の基準による用語、様式及び作成方法に準拠して作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。)に準拠して作成しております。

なお、前中間会計期間(平成14年４月１日から平成14年９月30日まで)は改正前の中間財務諸表等規則に準拠し、当中間会計期間(平成15年４月１日から平成15年９月30日まで)は改正後の中間財務諸表等規則に準拠して作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に準拠し、前中間連結会計期間(平成14年４月１日から平成14年９月30日まで)及び当中間連結会計期間(平成15年４月１日から平成15年９月30日まで)の中間連結財務諸表並びに前中間会計期間(平成14年４月１日から平成14年９月30日まで)及び当中間会計期間(平成15年４月１日から平成15年９月30日まで)の中間財務諸表について、新日本監査法人により中間監査を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

		前中間連結会計期間末（平成14年９月30日）			当中間連結会計期間末（平成15年９月30日）			前連結会計年度末（平成15年３月31日）		
区分	注記番号	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
資産の部										
Ⅰ 流動資産										
1 現金及び現金同等物			424,947			445,971			410,130	
2 有価証券	注3		14,980			38,037			32,639	
3 受取債権										
(1) 営業債権及びリース債権		493,570			509,446			494,430		
(2) 関連会社等に対する債権		32,737			23,883			43,198		
(3) 貸倒引当金		△17,604	508,703		△17,634	515,695		△16,150	521,478	
4 棚卸資産	注4		344,604			354,958			351,748	
5 繰延税金資産			69,575			80,954			76,857	
6 前払費用及びその他の流動資産			28,024			30,035			36,296	
流動資産合計			1,390,833	47.6		1,465,650	48.7		1,429,148	48.3
Ⅱ 投資及び長期債権										
1 関連会社等に対する投資及び貸付金	注5		41,989			42,781			40,741	
2 投資有価証券	注3		290,693			260,726			263,002	
3 長期リース債権及びその他の長期債権			99,185			101,399			101,435	
4 貸倒引当金			△3,111			△7,167			△4,991	
投資及び長期債権合計			428,756	14.7		397,739	13.2		400,187	13.5
Ⅲ 有形固定資産										
1 土地			72,685			75,410			73,083	
2 建物及び構築物			522,263			542,726			531,466	
3 機械装置及びその他の有形固定資産			1,533,701			1,535,721			1,535,312	
4 建設仮勘定			33,361			35,475			26,300	
			2,162,010			2,189,332			2,166,161	
5 減価償却累計額			△1,451,388			△1,483,687			△1,467,913	
有形固定資産合計			710,622	24.3		705,645	23.5		698,248	23.6
Ⅳ その他の資産										
1 営業権			194,763			214,170			213,713	
2 その他無形固定資産			51,251			39,311			45,246	
3 繰延税金資産			71,051			93,204			85,625	
4 その他			75,335			91,234			86,150	
その他の資産合計			392,400	13.4		437,919	14.6		430,734	14.6
資産合計			2,922,611	100.0		3,006,953	100.0		2,958,317	100.0

区分	注記番号	前中間連結会計期間末（平成14年９月30日） 金額（百万円）		構成比（%）	当中間連結会計期間末（平成15年９月30日） 金額（百万円）		構成比（%）	前連結会計年度末（平成15年３月31日） 金額（百万円）		構成比（%）
負債の部										
Ⅰ 流動負債										
1 社債及び短期借入金			172,218			163,077			159,631	
2 支払債務										
(1) 営業債務		246,298			259,923			261,807		
(2) 設備関係債務		34,218			41,164			40,663		
(3) 関連会社等に対する債務		10,360	290,876		9,288	310,375		10,437	312,907	
3 未払法人税等			36,097			39,550			25,264	
4 未払費用			156,634			167,685			165,994	
5 その他の流動負債			49,721			53,487			48,574	
流動負債合計			705,546	24.2		734,174	24.4		712,370	24.1
Ⅱ 固定負債										
1 社債及び長期借入金			125,827			128,143			124,404	
2 退職給付引当金	注6		193,879			245,337			241,914	
3 繰延税金負債			22,752			35,277			21,672	
4 預り保証金及びその他の固定負債			49,909			42,723			51,266	
固定負債合計			392,367	13.4		451,480	15.0		439,256	14.8
少数株主持分			131,892	4.5		117,651	3.9		126,080	4.3
契約債務及び偶発債務	注7									
資本の部										
Ⅰ 資本金										
普通株式										
授権株式数 800,000,000株										
発行済株式数 514,625,728株			40,363	1.4		40,363	1.3		40,363	1.4
Ⅱ 資本剰余金			68,135	2.3		68,135	2.3		68,135	2.3
Ⅲ 利益剰余金			1,644,669	56.2		1,687,912	56.1		1,653,221	55.9
Ⅳ その他の包括利益(損失)累積額			△59,130	△2.0		△87,782	△2.9		△76,243	△2.6
Ⅴ 自己株式(取得原価)			△1,231	△0.0		△4,980	△0.1		△4,865	△0.2
前中間連結会計期間末 295,820株										
当中間連結会計期間末 1,367,711株										
前連結会計年度末 1,331,895株										
資本合計			1,692,806	57.9		1,703,648	56.7		1,680,611	56.8
負債及び資本合計			2,922,611	100.0		3,006,953	100.0		2,958,317	100.0

② 【中間連結損益計算書】

		前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)			当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)			前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅰ 売上高										
1 売上高		1,075,453			1,078,973			2,158,317		
2 レンタル収入		173,982	1,249,435	100.0	177,638	1,256,611	100.0	347,386	2,505,703	100.0
Ⅱ 売上原価										
1 売上原価		667,699			659,693			1,337,467		
2 レンタル原価		68,271	735,970	58.9	70,296	729,989	58.1	134,989	1,472,456	58.8
売上総利益			513,465	41.1		526,622	41.9		1,033,247	41.2
Ⅲ 営業費用										
1 販売費及び一般管理費		337,750			349,250			690,762		
2 研究開発費		79,823			85,866			159,119		
3 厚生年金基金解散損		—	417,573	33.4	—	435,116	34.6	23,089	872,970	34.8
営業利益			95,892	7.7		91,506	7.3		160,277	6.4
Ⅳ 営業外収益及び費用(△)										
1 受取利息及び配当金		5,141			5,552			10,127		
2 支払利息		△4,525			△4,067			△8,769		
3 為替差損益・純額		△9,960			△3,555			△7,275		
4 投資有価証券評価損		△2,972			△288			△17,038		
5 その他損益・純額		△5,668	△17,984	△1.5	△8,085	△10,443	△0.8	△16,809	△39,764	△1.6
税引前利益			77,908	6.2		81,063	6.5		120,513	4.8
Ⅴ 法人税等			38,135	3.0		35,753	2.9		60,283	2.4
少数株主損益及び持分法による投資損益前利益			39,773	3.2		45,310	3.6		60,230	2.4
Ⅵ 少数株主損益			△6,717	△0.5		△6,019	△0.4		△12,835	△0.5
Ⅶ 持分法による投資損益			554	0.0		1,821	0.1		1,184	0.0
中間(当期)純利益			33,610	2.7		41,112	3.3		48,579	1.9

1株当たり中間(当期)純利益	65.33円	80.10円	94.51円
1株当たり現金配当	12.50円	12.50円	25.00円

③ 【中間連結資本勘定計算書】

前連結会計年度及び当中間連結会計期間

区分	注記番号	資本金（百万円）	資本剰余金（百万円）	利益剰余金（百万円）	その他の包括利益(損失)累積額（百万円）	自己株式（百万円）	資本合計（百万円）
Ⅰ 平成14年３月31日現在残高		40,363	68,135	1,618,270	△28,133	△572	1,698,063
Ⅱ 包括利益							
1 当期純利益				48,579			48,579
2 有価証券未実現利益減少額					△251		△251
3 為替換算調整額					△28,615		△28,615
4 最小年金負債調整額					△16,423		△16,423
5 デリバティブ未実現損益変動額					△65		△65
包括利益							3,225
Ⅲ 自己株式取得						△4,293	△4,293
Ⅳ 現金配当金				△12,846			△12,846
Ⅴ 海外子会社決算期変更影響額				△782	△2,756		△3,538
Ⅵ 平成15年３月31日現在残高		40,363	68,135	1,653,221	△76,243	△4,865	1,680,611
Ⅶ 包括利益							
1 中間純利益				41,112			41,112
2 有価証券未実現利益増加額					9,115		9,115
3 為替換算調整額					△20,386		△20,386
4 デリバティブ未実現損益変動額					△268		△268
包括利益							29,573
Ⅷ 自己株式取得						△242	△242
Ⅸ 自己株式売却				△4		127	123
Ⅹ 現金配当金				△6,417			△6,417
XI 平成15年９月30日現在残高		40,363	68,135	1,687,912	△87,782	△4,980	1,703,648

前中間連結会計期間

区分	注記番号	資本金 (百万円)	資本剰余金 (百万円)	利益剰余金 (百万円)	その他の包括利益(損失)累積額 (百万円)	自己株式 (百万円)	資本合計 (百万円)
Ⅰ 平成14年３月31日現在残高		40, 363	68, 135	1, 618, 270	△28, 133	△572	1, 698, 063
Ⅱ 包括利益							
1 中間純利益				33, 610			33, 610
2 有価証券未実現利益増加額					1, 137		1, 137
3 為替換算調整額					△29, 385		△29, 385
4 デリバティブ未実現損益変動額					7		7
包括利益							5, 369
Ⅲ 自己株式取得						△659	△659
Ⅳ 現金配当金				△6, 429			△6, 429
Ⅴ 海外子会社決算期変更影響額				△782	△2, 756		△3, 538
Ⅵ 平成14年９月30日現在残高		40, 363	68, 135	1, 644, 669	△59, 130	△1, 231	1, 692, 806

④ 【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間 (自 平成14年４月１日 至 平成14年９月30日) 金額(百万円)		当中間連結会計期間 (自 平成15年４月１日 至 平成15年９月30日) 金額(百万円)		前連結会計年度 (自 平成14年４月１日 至 平成15年３月31日) 金額(百万円)	
Ⅰ 営業活動によるキャッシュ・フロー							
1 中間(当期)純利益			33,610		41,112		48,579
2 営業活動により増加した純キャッシュへの調整							
(1) 減価償却費		85,430		83,582		173,986	
(2) 投資有価証券評価損		2,972		288		17,038	
(3) 法人税等調整額		△1,344		△953		△1,737	
(4) 少数株主損益		6,717		6,019		12,835	
(5) 持分法による投資損益(受取配当金控除後)		△451		348		△944	
(6) 資産及び負債の増減							
受取債権の増加(△)・減少		4,841		△2,036		△95	
棚卸資産の増加(△)・減少		17,233		△2,039		12,771	
営業債務の増加・減少(△)		5,705		△9,538		16,819	
未払法人税及びその他負債の増加・減少(△)		6,109		30,444		△1,149	
(7) その他		8,397	135,609	12,358	118,473	25,397	254,921
営業活動により増加した純キャッシュ			169,219		159,585		303,500
Ⅱ 投資活動によるキャッシュ・フロー							
1 有形固定資産の購入			△66,148		△76,022		△122,624
2 ソフトウェアの購入			△13,593		△16,487		△37,553
3 有価証券・投資有価証券の売却・満期償還			14,083		15,393		33,058
4 有価証券・投資有価証券の購入			△278		△3,539		△23,656
5 関連会社等に対する投資及び貸付金の増加			△5,357		△1,674		△6,361
6 事業買収に伴う支出(買収資産に含まれる現金及び現金同等物加減後)			△14,634		△5,087		△33,486
7 その他			2,028		△8,284		△11,306
投資活動に使用した純キャッシュ			△83,899		△95,700		△201,928

区分	注記番号	前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日) 金額(百万円)		当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日) 金額(百万円)		前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日) 金額(百万円)	
Ⅲ　財務活動による キャッシュ・フロー							
1　長期債務による調達額			6,154		5,316		16,055
2　長期債務の返済額			△12,798		△14,242		△28,708
3　短期債務の減少			△16,913		△7,711		△29,902
4　親会社による配当金支払額			△6,431		△6,417		△12,861
5　少数株主への配当金支払額			△2,668		△2,053		△4,579
6　自己株式の取得(△)及び売却(純額)			△622		△119		△4,257
財務活動により減少した純キャッシュ			△33,278		△25,226		△64,252
Ⅳ　為替変動による現金及び現金同等物への影響			△4,685		△2,818		△4,780
Ⅴ　現金及び現金同等物純増加			47,357		35,841		32,540
Ⅵ　海外子会社の決算期変更による現金及び現金同等物の減少			△4,311		—		△4,311
Ⅶ　現金及び現金同等物期首残高			381,901		410,130		381,901
Ⅷ　現金及び現金同等物中間期末(期末)残高			424,947		445,971		410,130

補足情報

支払額			
利息	4,775	3,919	9,353
法人税等	34,481	14,124	73,621

中間連結財務諸表に対する注記

1　経営活動の概況

当社は写真関連製品を中核に、イメージング、インフォメーション及びドキュメントの分野において事業展開を行う多国籍企業であります。当社は世界各国で営業活動を行っており、海外売上高は48%を占め、北米及び欧州が主要市場であります。主な生産拠点は日本、米国、ブラジル、ドイツ、オランダ、シンガポール、中国であります。

2　重要な連結会計方針の概要

この中間連結財務諸表は、米国で一般に公正妥当と認められている企業会計の基準(米国会計調査公報、米国会計原則審議会意見書及び米国財務会計基準審議会基準書(以下、財務会計基準書という)等)に基づいて作成されております。

当社は1970年のユーロドル建て転換社債発行に係る約定により、以後、米国において一般に公正妥当と認められた企業会計の基準による連結財務諸表(米国式連結財務諸表)を作成し、開示しております。また、当社の米国預託証券は1971年以来、NASDAQにアン・スポンサードとして上場されております。当社は1934年米国証券取引所法に基づく米国証券取引委員会規則12g3-2(b)の適用を認められ、年次報告書様式20-Fの米国証券取引委員会への提出を免除されておりますが、米国式連結財務諸表を含むアニュアルレポート及びセミアニュアルレポートを米国証券取引委員会へ提出しております。

我が国における会計処理の原則及び手続並びに表示方法と当社が採用している米国で一般に公正妥当と認められている会計処理の原則及び手続並びに表示方法との主要な相違の内容は次のとおりであり、金額的に重要なものについては我が国の基準に基づいた場合の税引前利益に対する影響額を開示しております。かかる影響額は実務上の困難性等から概算であります。

(イ)連結の範囲及び持分法の適用は、米国会計調査公報第51号、財務会計基準書第94号及び米国会計原則審議会意見書第18号に基づいております。

(ロ)財務会計基準書第13号に基づき、借手のリース取引に関しては、ある一定の条件に該当する場合はキャピタル・リースとし、最低リース料支払総額の現在価値またはリース資産の公正価額を有形固定資産及び借入金に計上しております。また、貸手のリース取引に関しては、ある一定の条件に該当する場合は資産の販売取引として処理し、リース資産は貸借対照表から除外しております。

(ハ)利益処分は、当中間連結会計期間に対応する事業期間に係る利益処分による方法(繰上方式)を採用しております。なお、利益処分による役員賞与については、「販売費及び一般管理費」に計上しております。

(ニ)広告宣伝目的で支出し資産計上した「長期前払費用」については、「販売費及び一般管理費」として発生時に費用処理しており、当該会計処理による前中間連結会計期間、当中間連結会計期間及び前連結会計年度の影響額はそれぞれ約46百万円(利益)、約149百万円(利益)及び約92百万円(利益)であります。

(ホ)財務会計基準書第87号及び第88号に基づき、退職給付の会計処理をしております。当該会計処理による前中間連結会計期間、当中間連結会計期間及び前連結会計年度の影響額はそれぞれ約1,491百万円(利益)、約955百万円(利益)及び約11,598百万円(損失)であります。

(ヘ)デリバティブについては、財務会計基準書第133号(一部改訂)を適用しております。

(ト)財務会計基準書第107号に基づき、金融商品の見積公正価値について開示しております。

(チ)財務会計基準書第130号に基づき、包括利益を開示しております。包括利益は中間(当期)純利益、有価証券未実現利益の増減、為替換算調整額の増減、最小年金負債調整額の増減及びデリバティブ未実現損益の増減から構成されており、中間連結資本勘定計算書に記載されております。

(リ)連結損益計算書上、持分法による投資損益は、「Ⅶ　持分法による投資損益」として区分表示しております。

(ヌ)財務会計基準書第115号に基づき、有価証券の公正価値の下落が一時的でないと認められた場合には、当該銘柄の公正価値により帳簿価額を付け替えて取得原価を修正する減損処理を行い、公正価値が回復した場合でも取得原価を変更しておりません。当該会計処理による前連結会計年度の影響額は約6,521百万円(損失)であり、前中間連結会計期間及び当中間連結会計期間の影響額はありません。

(ル)財務会計基準書第131号に基づき、オペレーティングセグメント及び地域別セグメント情報を開示しております。

(ヲ)前中間連結会計期間より、財務会計基準書第142号を適用しております。その結果、営業権及び存続期間に限りのないその他無形固定資産を償却せず、毎年減損の有無を検討しております。当該会計処理による前中間連結会計期間、当中間連結会計期間及び前連結会計年度における影響額は、それぞれ約5,370百万円(利益)、約6,447百万円(利益)及び約11,751百万円(利益)であります。

上記の修正事項を反映した後の主要な会計方針は以下のとおりであります。

(1) 連結の方針及び関連会社等に対する持分法の適用

この中間連結財務諸表は、当社及び当社が直接的または間接的に支配している子会社の財務諸表を含んでおり、連結会社間の重要な取引及び勘定残高はすべて消去しております。

前中間連結会計期間において従来2月末決算であった一部の海外子会社の決算日を、親会社の決算日と統一するために3月末に変更しました。この決算期変更に伴い、これらの海外子会社の2002年3月の純損失782百万円、その他包括損失2,756百万円は、利益剰余金及びその他の包括利益(損失)累積額へそれぞれ直接計上しました。

当社が、直接または間接にその議決権の20%から50%を保有し、重要な影響を及ぼし得る関連会社(「関連会社等」という)に対する投資額は持分法により評価しております。中間(当期)純利益には、未実現利益消去後のこれら関連会社等の中間(当期)純利益のうち、当社持分が含まれております。

(2) 見積りの使用

米国で一般に公正妥当と認められている企業会計の基準に基づいて中間連結財務諸表を作成するために、当社の経営陣は必要に応じて仮定と見積りを行って財務諸表や注記に記載された金額を算出しております。実際の結果がこれらの見積りと異なることもあり得ます。

(3) 外貨換算

当社の海外子会社は、機能通貨として現地通貨を使用しており、これら外貨建財務諸表の円貨への換算は、資産及び負債は貸借対照表日の為替相場により、また収益及び費用は期中平均為替相場により行われており、換算により生じた換算差額は為替換算調整額として資本の部の独立項目であるその他の包括利益(損失)累積額に含めて表示しております。

外貨建金銭債権債務は貸借対照表日の為替相場により換算しており、換算によって生じた換算差額は損益に計上しております。

(4) 現金同等物

当社は随時に現金化が可能な取得日より3ヶ月以内に満期の到来するすべての流動性の高い投資を現金同等物として処理しております。

(5) 有価証券及び投資有価証券

当社は有価証券及び投資有価証券を売却可能有価証券に分類し、公正価値で評価を行い、関連税効果調整後の未実現損益を資本の部のその他の包括利益(損失)累積額に含めて表示しております。有価証券の原価は移動平均法によって評価されております。売却可能有価証券に係る配当金は受取利息及び配当金に含まれております。

(6) 貸倒引当金

営業債権及びリース債権に対する貸倒引当金は、過去の貸倒実績、延滞状況及び問題が生じている取引先に基づき決定しております。

(7) 棚卸資産

棚卸資産については、原則として移動平均法による低価法により評価しております。

(8) 有形固定資産及び減価償却

有形固定資産は取得価額により計上しております。有形固定資産の減価償却費は、主として定率法で、また一部の海外子会社では定額法で計算しております。

見積耐用年数は建物及び構築物が概ね15年から50年、機械装置及びその他の有形固定資産が概ね２年から15年であります。

(9) 営業権及びその他無形固定資産

営業権は、買収価額が取得純資産の公正価値を超過する分であり、その他無形固定資産は主に特許権や製品の長期供給契約に割り当てられた原価から構成されております。

米国財務会計基準審議会は平成13年６月に財務会計基準書第142号「営業権及びその他の無形固定資産」を公表しました。当社は、平成14年４月１日より財務会計基準書第142号を適用しております。なお、平成13年７月１日以降に買収により取得した営業権及び存続期間に限りのないその他無形固定資産については、同日より適用しております。

本基準書の適用により営業権及び存続期間に限りのないその他無形固定資産は償却されず、毎年定期的に減損の有無を検討しております。また、特に客観的事実や状況の変化により当該資産の公正価値が帳簿価額を下回る可能性がある場合には、その都度減損の有無を検討しております。

なお、存続期間に限りのない無形固定資産以外の無形固定資産で分離・分割可能なものは、その存続期間にわたり引き続き償却しております。

(10) 長期性資産の減損に関する会計処理

当社は、財務会計基準書第144号の規定に従い、営業権及び償却されないその他無形固定資産を除く保有及び使用予定の長期性資産について、客観的事実や状況の変化により、当該資産の帳簿価額の回復可能性に疑いのある場合には、減損の有無を検討しております。減損の兆候があると判断されるときは、その資産に関連する見積り割引前将来キャッシュ・フローとその資産の帳簿価額を比較し、帳簿価額の減額が必要かどうか検討しております。この結果、当該資産の回復可能性がないと判断される場合は、当該資産の帳簿価額を見積公正価値へ減額処理しております。

売却予定の長期性資産については、帳簿価額と公正価値から売却に要する費用を差し引いた額のいずれか低い額で計上しております。

(11) 収益認識基準

当社は、収益が実現し、もしくは実現可能でありかつ稼得したときに収益を認識しております。当社は以下の４つの条件、すなわち契約書等の説得力のある証拠が存在すること、顧客に対して製品・商品またはサービスが提供されていること、その価格が確定している、あるいは確定可能であること、対価の回収が合理的に保証されていることのすべてが満たされたときに収益が実現し、もしくは実現可能でありかつ稼得したと考えております。

一般的に製品を顧客に引き渡した時点、あるいはサービスが提供された時点、また、販売型リースにおいてはリース開始時点にこれらの条件は満たされます。販売型リースにかかる受取利息相当額は利息法によりリース残高の残投資額を基準として、期間按分しております。オペレーティング・リースからのレンタル収入はそれぞれのリース期間にわたって認識しております。

当社は、特定の販売促進費等を売上高から控除しております。

(12) 製品保証

当社は一部の製品について、顧客に対して製品保証を提供しております。これら製品保証は一般的に顧客の購入日より一年間継続されます。製品保証及びアフターサービスに関する見積費用は、関連する収益が認識された時点で計上しております。製品保証債務の見積金額は、過去の実績に基づいて算出しております。

(13) 輸送費及び取扱手数料

輸送費及び取扱手数料は販売費及び一般管理費に含まれております。前中間連結会計期間、当中間連結会計期間及び前連結会計年度の輸送費及び取扱手数料はそれぞれ25,713百万円、28,078百万円及び51,683百万円であります。

(14) 広告宣伝費

広告宣伝費は発生時に費用計上され、販売費及び一般管理費に含まれております。前中間連結会計期間、当中間連結会計期間及び前連結会計年度の広告宣伝費はそれぞれ26,318百万円、22,845百万円及び52,356百万円であります。

(15) 法人税等

法人税等は財務会計基準書第109号「法人所得税の会計処理」に基づき資産負債法により算出されております。

当社は資産及び負債の財務会計上の額と税務上の額の差異に基づいて繰延税金資産及び負債を認識しており、その算出にあたっては差異が解消される年度に適用される税率及び税法を適用しております。

(16) デリバティブ

当社は、財務会計基準書第133号(第138号により一部改訂)の適用により、金利スワップ契約、通貨金利スワップ契約、外国為替予約、通貨スワップ契約及びアルミニウム先物予約等のすべてのデリバティブをその保有目的または意図にかかわらず、公正価値により資産または負債として計上しております。デリバティブの公正価値の変動額は、そのデリバティブがヘッジ会計の要件を満たしている場合は公正価値ヘッジまたはキャッシュ・フローヘッジに分類し、当期の損益または、その他の包括利益(損失)累積額に計上しております。一般的に公正価値ヘッジとして分類されているデリバティブの公正価値の変動額は、ヘッジされているリスクに関連するヘッジ対象の公正価値の変動額とともに損益に計上しております。キャッシュ・フローヘッジとして分類されているデリバティブの公正価値の変動額は、ヘッジが有効である部分は税効果調整後の金額でその他の包括利益(損失)累積額に計上しております。ヘッジ指定をしていない、またはヘッジとしての要件を満たしていないデリバティブの公正価値の変動額については、当期の損益として計上しております。

(17) 1株当たり中間(当期)純利益

1株当たりの中間(当期)純利益は各期間の加重平均発行済株式数に基づいて計算しております。

(18) 組替再表示

過年度の中間連結財務諸表(連結財務諸表)の一部の科目を、当中間連結会計期間の表示に合わせて、組替再表示しております。

3　負債証券及び持分証券投資

売却可能有価証券に関して、前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末の主な有価証券の種類別の取得原価、未実現利益、未実現損失及び見積公正価値は次のとおりであります。

	前中間連結会計期間末				当中間連結会計期間末				前連結会計年度末			
	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)
有価証券												
社債	15,340	3	363	14,980	38,138	57	158	38,037	32,647	53	61	32,639
	15,340	3	363	14,980	38,138	57	158	38,037	32,647	53	61	32,639

	前中間連結会計期間末				当中間連結会計期間末				前連結会計年度末			
	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)
投資有価証券												
国債及び外国政府債	2,706	50	—	2,756	2,717	20	—	2,737	2,743	90	—	2,833
社債	198,579	40	3,411	195,208	151,161	798	1,159	150,800	167,717	604	2,737	165,584
持分証券	37,355	24,339	5,590	56,104	44,488	29,468	432	73,524	44,654	17,056	2,381	59,329
	238,640	24,429	9,001	254,068	198,366	30,286	1,591	227,061	215,114	17,750	5,118	227,746

一部の非上場の持分証券については、取得原価、あるいは市場価値の下落が一時的でないものについては実現可能価額で評価しており、上記の注記には含まれておりません。そのため、中間連結貸借対照表上の投資有価証券の金額と差異が生じております。

売却可能有価証券の市場価値の下落が一時的でないと認められるものについての評価減を含む実現損失額は、前中間連結会計期間、当中間連結会計期間及び前連結会計年度でそれぞれ3,357百万円、288百万円及び17,769百万円であります。前中間連結会計期間、当中間連結会計期間及び前連結会計年度における売却可能有価証券の売却収入額及び実現利益額は金額的に重要性がありませんでした。

売却可能有価証券に係る関連税効果調整後の未実現利益の純額は、前中間連結会計期間において1,137百万円増加、当中間連結会計期間において9,115百万円増加、前連結会計年度において251百万円減少しております。

当中間連結会計期間末における契約上の満期別に分類された負債証券の取得原価及び見積公正価値は次のとおりであります。なお、一部の負債証券については、証券発行者がペナルティなしに繰上償還できる権利を持っているため、実際の満期は契約上の満期と異なることがあります。

	取得原価 (百万円)	見積公正価値 (百万円)
1年以内	38,138	38,037
1年超5年以内	147,082	147,140
5年超10年以内	6,796	6,397
	192,016	191,574

4　棚卸資産

前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末における棚卸資産の内訳は次のとおりであります。

	前中間連結会計期間末（百万円）	当中間連結会計期間末（百万円）	前連結会計年度末（百万円）
製品・商品	211,293	217,479	218,483
半製品・仕掛品	66,529	67,693	65,273
原材料・貯蔵品	66,782	69,786	67,992
	344,604	354,958	351,748

5　関連会社等に対する投資

前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末における持分法適用の関連会社等に対する投資はそれぞれ40,120百万円、41,356百万円及び39,206百万円であります。当社の持分法適用の関連会社等の経営成績は次のとおりであります。

	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	前連結会計年度（百万円）
売上高	149,688	115,681	323,944
中間(当期)純利益	2,642	3,435	703

6　退職給付制度

平成15年1月において当社の一部の国内子会社は、政府の厚生年金保険の代行部分(拠出制)に係る将来の給付債務を免除される認可を得、政府が給付債務を引き継ぐことになりました。これら国内子会社は、政府の最終的な認可を得た後、退職給付制度で積み立てた年金資産を政府の算定基準に従って政府に返上し、政府の代行部分に関する過去のすべての給付債務から免除される予定です。

当社は、将来の退職給付債務の消滅と年金資産の移転による過去の退職給付債務からの免除という一連の取引を、単一の清算取引として会計処理する予定です。現段階の仮定に基づく当社の試算では、当取引により免除される給付債務の金額は、約173,000百万円でありますが、最終的に計上される損益については確定しておりません。

7　契約債務及び偶発債務

保証債務

当社は、他者の特定の負債及びその他債務について保証しております。当中間連結会計期間末において、保証に基づいて当社が将来支払う可能性のある割引前の金額は最大で54,327百万円であり、そのうち、金融機関に対する従業員の住宅ローンの保証が47,814百万円であります。従業員が支払不能な状態に陥った場合は、当社及び一部の子会社は従業員に代わり不履行の住宅ローンを支払う必要があります。一部の保証については従業員の財産により担保されており、その金額は47,532百万円であります。住宅ローン保証の期間は、2年から30年であります。当中間連結会計期間末において、保証に対して債務計上している金額は重要性がありません。

リース契約

当社は事務所、倉庫、事務用機器、研究用機器及び従業員用の社宅を賃借しております。

当社の契約期間または残存する契約期間が1年以上で、解約不能なオペレーティング・リースの当中間連結会計期間末における未経過リース料の内訳は次のとおりであります。

	(百万円)
平成16年中間期	13,762
平成17年中間期	10,707
平成18年中間期	8,075
平成19年中間期	5,906
平成20年中間期	4,252
平成21年中間期以降	9,272
未経過リース料合計	51,974

前中間連結会計期間、当中間連結会計期間及び前連結会計年度のオペレーティング・リースに係る賃借料は、それぞれ27,859百万円、29,571百万円及び56,060百万円であります。

購入契約、その他の契約債務及び偶発債務

当中間連結会計期間末における契約債務残高は主として有形固定資産の建設及び購入に関するものであり、その金額は6,718百万円であります。当中間連結会計期間末における当社が銀行に対して負っている割引手形に関する偶発債務は、6,451百万円であります。

事業の性質上、当社は種々の係争、環境問題及びその他の偶発事象に係わっております。当社は、将来に生じる可能性が高く、かつ、損失金額が合理的に見積もり可能な偶発事象がある場合は、必要な引当を計上しております。当局の調査に関連し、当社は法律顧問の助言に基づく推定額約3,250百万円から約8,450百万円の範囲のうち、米国財務会計基準書第5号「偶発事象の会計処理」に従い、最少額を引当計上しております。なお、それらによる損害額は現時点では確定しておりませんが、当社は法律顧問の助言に基づき、それらの最終的な結果は当社の財政状態に重大な影響を及ぼすものではないと考えております。

製品保証

当社の製品保証引当金残高の増減明細は、次のとおりであります。

	前中間連結会計期間(百万円)	当中間連結会計期間(百万円)	前連結会計年度(百万円)
引当金期首残高	4,944	7,402	4,944
期中引当金繰入額	3,266	6,795	7,329
期中目的取崩額	△1,920	△5,861	△2,433
失効を含むその他増減	△1,295	△475	△2,438
引当金期末残高	4,995	7,861	7,402

8　デリバティブ

当社は国際的に事業を展開しており、外国為替相場、市場金利及び一部の商品価格の変動から生じる市場リスクを負っております。当社及び一部の子会社はこれらのリスクを減少させる目的でのみデリバティブ取引を利用しております。当社は、デリバティブ取引の承認、報告、監視等の手続についてリスク管理規程を作成し、それに従いデリバティブ取引を利用しております。当該リスク管理規程はトレーディング目的でデリバティブ取引を保有また発行することを禁止しております。以下は当社のリスク管理の概要及び中間連結財務諸表に与える影響です。

公正価値ヘッジ

一部の子会社は金利リスクまたは為替リスクを軽減するために通貨金利スワップ契約を結んでおります。これらの契約は契約期間中の債務の金利の支払いを変動金利の支払に変換することにより、ヘッジ対象となっている債務の金利リスクまたは為替リスクを効果的に緩和する目的で利用されております。前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末におけるこれらスワップ契約の想定元本は、それぞれ13,119百万円、5,725百万円及び6,961百万円であります。これらデリバティブの公正価値の変動額は中間連結損益計算書上、「Ⅳ　営業外収益及び費用」の「その他損益・純額」の項目に表示しております。前中間連結会計期間、当中間連結会計期間及び前連結会計年度において、公正価値ヘッジの非有効部分及びヘッジの有効性評価から除外されたヘッジ手段は、当社の財政状態及び経営成績に重要な影響を与えておりません。

キャッシュ・フローヘッジ

一部の子会社は将来予定されている外貨建ての関係会社からの仕入や輸出売上に伴なう外貨の変動リスクを軽減する為に外国為替予約を結んでおります(最長期間は平成16年1月まで)。円の価値が外国通貨(主として米国ドル)に対して下落した場合に、将来の外国通貨の価値の上昇に伴う支出もしくは収入の増加は、ヘッジ指定された外国為替予約の価値の変動に伴う損益と相殺されます。反対に円の価値が外国通貨に対して上昇した場合には、将来の外国通貨の価値の下落に伴う支出もしくは収入の減少は、ヘッジ指定された外国為替予約の価値の変動に伴う損益と相殺されます。

また、一部の子会社は通貨スワップ及び通貨金利スワップ契約を結んでおります。これにより今後3年間にわたって(最長期間は平成18年5月まで)債務の一部を効果的に固定金利負債でかつ子会社の機能通貨に変換し、子会社の将来の収益に対する為替及び金利の影響を軽減しております。

これらのキャッシュ・フローヘッジとして扱われているデリバティブの公正価値の変動は税効果考慮後の金額で中間連結貸借対照表の「その他の包括利益(損失)累積額」に表示しております。この金額はヘッジ対象に関する損益の計上と同時に同じ勘定科目で損益に組替えられることとなります。これらのデリバティブ取引につき、ヘッジ手段としての非有効部分、あるいはヘッジの有効性評価から除外されたヘッジ手段の損益は、当社の財政状態または経営成績に重要な影響を与えておりません。

当中間連結会計期間末において輸出売上、輸入購買及び債務の支払いに関連して、当社は今後12ヶ月の間にデリバティブ取引による未実現損失313百万円をその他包括利益(損失)累積額から当期損益へ振り替える見込みであります。

ヘッジ指定されていないデリバティブ

当社及び一部の子会社が使用しているデリバティブにはヘッジ指定されていない金利スワップ契約、通貨金利スワップ契約、外国為替予約及びアルミニウム先物予約が含まれています。これらのデリバティブは経済的な観点からはヘッジとして有効でありますが、当社及び一部の子会社はこれらの契約についてヘッジ会計を適用するために必要とされているヘッジ指定をしておりません。その結果、当社はこれらデリバティブの公正価値の変動額については中間連結損益計算書上「Ⅳ　営業外収益及び費用」の「その他損益・純額」に表示しております。

信用リスクの集中

当社の保有している金融商品のうち潜在的に著しい信用リスクにさらされているものは、主に現金及び現金同等物、有価証券及び投資有価証券、営業債権及びリース債権及びデリバティブであります。

当社は現金及び現金同等物、短期・長期投資をさまざまな金融機関に預託しております。これらは日本国内の金融機関であり、当社の方針として、一つの金融機関にリスクを集中させないこととしており、また、定期的にこれらの金融機関の信用度を評価しております。

営業債権の信用リスクの集中については、主に大口顧客を相手とする取引や、預り保証金の保持、及び継続的な信用の評価の見直しによって、限定されております。貸倒引当金の残高については、潜在的な損失を補うために必要と思われる金額の水準を維持しております。

デリバティブについては、契約の相手方の契約不履行から生じる信用リスクにさらされていますが、これらは信用度の高い金融機関を相手方とすることで、リスクを軽減しております。

金融商品の公正価値

金融商品の見積公正価値は、入手可能な市場価格または他の適切な評価方法によって算定しております。金融商品の公正価値の見積りに際して、当社は最適な判断をしておりますが、見積りの方法及び仮定は元来主観的なものであります。従って、見積額は、現在の市場で実現するかあるいは支払われる金額を必ずしも表わしているものではありません。金融商品の公正価値の見積りにあたっては、次の方法及び仮定が採用されております。

・現金及び現金同等物、受取債権、社債及び短期借入金、支払債務：

満期までの期間が短いため、中間連結貸借対照表上の帳簿価額は概ね公正価値と同額であります。

・有価証券、投資有価証券：

市場性のある有価証券及び投資有価証券の公正価値は公表されている市場価格に基づいております。市場性のない変動金利付負債証券の公正価値は概ね帳簿価額と同額であります。

・預り保証金：

変動金利の金融商品であるため帳簿価額は概ね公正価値と同額であります。

・社債及び長期借入金：

社債及び長期借入金の公正価値は、貸借対照表日における類似の資金調達契約に適用される利率で割り引いた将来のキャッシュ・フローの現在価値に基づいて算定しております。社債及び長期借入金の公正価値（1年以内償還・返済予定分を含む）は前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末においてそれぞれ、140,334百万円、143,608百万円、147,423百万円であります。

・デリバティブ：

外国為替予約、金利スワップ契約、通貨スワップ、通貨金利スワップ契約及びアルミニウム先物予約の公正価値は、取引金融機関から入手するか契約条件が類似するデリバティブの市場価値を基礎として算定しております。前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末におけるデリバティブ資産の公正価値及び帳簿価額はそれぞれ808百万円、817百万円及び430百万円であり、またデリバティブ負債の公正価値及び帳簿価額はそれぞれ4,385百万円、3,659百万円、4,419百万円であります。

9　事業買収

当中間連結会計期間に、当社は主に販売経路拡充を目的に日本及び米国で事業買収を行ないました。これらに投資した金額は、買収資産に含まれる現金及び現金同等物加減後で約5,087百万円であり、それぞれの事業買収はパーチェス法で会計処理しております。これらの事業買収に伴う条件付支払い、行使しうるオプション及び未確定の契約は重要性がありませんでした。取得価額のうち取得した純資産の見積公正価値を超過する額は、営業権として計上しております。買収によって取得した事業の買収日以降の経営成績については中間連結損益計算書に含まれております。当中間連結会計期間に当社が買収によって取得した事業の経営成績については、金額的に重要性がありません。

10　セグメント情報

(1) オペレーティングセグメント

当社のオペレーティングセグメントは以下の３つの区分であり、経営者による業績評価方法及び経営資源の配分の決定方法を反映し、製造技術、製造工程、販売方法及び市場の類似性に基づき決定しております。イメージング　ソリューションは、主に一般消費者向けにカラーフィルム、フィルムカメラ、デジタルカメラ、フォトフィニッシング機器、カラーペーパー・薬品等の開発、製造、販売及び現像プリントサービス等を行っております。インフォメーション　ソリューションは、主に業務用分野向けに印刷用・医療診断用・情報システム用の各種システム機材、液晶ディスプレイ用部材及び記録メディア等の開発、製造、販売、サービス等を行っております。ドキュメント　ソリューションは、主に業務用分野向けにオフィス用複写機・複合機、プリンター、プロダクションサービス関連商品、用紙、消耗品、オフィスサービス等の開発、製造、販売等を行っております。

a. 売上高

	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	前連結会計年度（百万円）
売上高：			
イメージング　ソリューション：			
外部顧客に対するもの	420, 261	401, 724	830, 990
セグメント間取引	178	449	447
計	420, 439	402, 173	831, 437
インフォメーション　ソリューション：			
外部顧客に対するもの	360, 703	376, 648	724, 299
セグメント間取引	2, 169	2, 252	5, 046
計	362, 872	378, 900	729, 345
ドキュメント　ソリューション：			
外部顧客に対するもの	468, 471	478, 239	950, 414
セグメント間取引	5, 660	6, 159	11, 588
計	474, 131	484, 398	962, 002
セグメント間取引消去	△8, 007	△8, 860	△17, 081
連結合計	1, 249, 435	1, 256, 611	2, 505, 703

b. セグメント損益

	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	前連結会計年度（百万円）
営業利益			
イメージング　ソリューション	27, 132	30, 438	56, 709
インフォメーション　ソリューション	41, 464	34, 266	75, 287
ドキュメント　ソリューション	27, 305	26, 738	51, 369
計	95, 901	91, 442	183, 365
セグメント間取引消去	△9	64	1
厚生年金基金解散損	―	―	△23, 089
連結営業利益	95, 892	91, 506	160, 277
その他損益・純額	△17, 984	△10, 443	△39, 764
連結税引前利益	77, 908	81, 063	120, 513

オペレーティングセグメント間取引は市場価格に基づいております。

(2) 地域別セグメント情報

a. 前中間連結会計期間、当中間連結会計期間及び前連結会計年度における当社及び子会社の所在地別に分類した売上高及び地域別営業利益は次のとおりであります。

財務会計基準書第131号においては地域別営業利益の開示は要求されておりませんが、当社は日本の証券取引法による開示要求を考慮し、補足情報として開示しております。

	前中間連結会計期間 (百万円)	当中間連結会計期間 (百万円)	前連結会計年度 (百万円)
売上高：			
日本：			
外部顧客に対するもの	782,582	786,943	1,594,306
セグメント間取引	146,375	157,742	303,766
計	928,957	944,685	1,898,072
米州：			
外部顧客に対するもの	256,702	242,925	486,679
セグメント間取引	3,929	2,636	7,597
計	260,631	245,561	494,276
欧州：			
外部顧客に対するもの	133,459	144,790	267,398
セグメント間取引	4,310	6,382	10,060
計	137,769	151,172	277,458
アジア及びその他：			
外部顧客に対するもの	76,692	81,953	157,320
セグメント間取引	46,095	37,813	89,181
計	122,787	119,766	246,501
セグメント間取引消去	△200,709	△204,573	△410,604
連結合計	1,249,435	1,256,611	2,505,703
営業利益：			
日本	69,411	67,673	145,809
米州	12,982	9,818	19,266
欧州	7,708	9,414	11,243
アジア及びその他	5,996	7,592	8,908
セグメント間取引消去	△205	△2,991	△1,860
厚生年金基金解散損	—	—	△23,089
連結合計	95,892	91,506	160,277

地域別セグメント間取引は市場価格に基づいております。なお、米州における売上高及び営業利益の大部分は、米国におけるものです。

b.　前中間連結会計期間、当中間連結会計期間及び前連結会計年度における外部顧客の所在地別に分類した売上高は次のとおりです。

	前中間連結会計期間 (百万円)	当中間連結会計期間 (百万円)	前連結会計年度 (百万円)
売上高：			
日本	657,723	651,050	1,330,119
米州	292,731	278,050	562,827
欧州	163,575	183,844	333,699
アジア及びその他	135,406	143,667	279,058
連結合計	1,249,435	1,256,611	2,505,703

(3) 主要顧客及びその他情報

前中間連結会計期間、当中間連結会計期間及び前連結会計年度において、単一顧客に対する売上高が連結売上高の10%を超えるような重要な顧客はありません。

ドキュメント　ソリューションは少数株主に対してオフィス複写機とその他機器を販売し、また少数株主より棚卸資産を購入しております。前中間連結会計期間、当中間連結会計期間及び前連結会計年度の販売金額はそれぞれ、44,756百万円、48,646百万円及び92,935百万円、購入金額はそれぞれ、7,398百万円、7,096百万円及び14,418百万円であります。ドキュメント　ソリューションは、平成２年12月から平成17年12月まで少数株主と長期製品供給契約を結んでおり、双方の合意により延長される可能性があります。当該契約の下、ドキュメント ソリューションは70百万米国ドルを前払いし、特定の製品に関して利益を上乗せしない原価で購入することができます。当中間連結会計期間末における未償却の前払金残高は2,242百万円であります。少数株主とのライセンス契約その他の取引に関連して、ドキュメント　ソリューションはロイヤルティ及び研究開発費等の費用を前中間連結会計期間、当中間連結会計期間及び前連結会計年度でそれぞれ7,488百万円、7,427百万円及び14,590百万円計上し、主として研究開発受託関連費用をそれぞれ728百万円、1,088百万円及び4,435百万円回収しました。

(2) 【その他】

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

		前中間会計期間末（平成14年９月30日）			当中間会計期間末（平成15年９月30日）			前事業年度要約貸借対照表（平成15年３月31日）		
区分	注記番号	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（資産の部）										
Ⅰ 流動資産										
現金及び預金			262,977			282,387			243,333	
受取手形			25,388			10,392			27,440	
売掛金			131,645			125,089			128,841	
有価証券			14,939			38,005			32,596	
棚卸資産			83,554			82,835			88,696	
短期貸付金			16,134			13,572			13,319	
繰延税金資産			12,310			13,663			11,639	
その他			12,472			15,447			25,356	
貸倒引当金			△160			—			△180	
流動資産合計			559,263	33.4		581,394	34.4		571,043	34.3
Ⅱ 固定資産										
有形固定資産	※1 ※2									
建物			82,334			83,580			82,776	
機械装置			110,391			115,754			116,371	
その他			73,790			73,264			67,210	
計			266,516	(15.9)		272,599	(16.1)		266,358	(16.0)
無形固定資産			29,718	(1.8)		32,124	(1.9)		30,639	(1.8)
投資その他の資産										
投資有価証券			250,353			223,024			225,959	
関係会社株式			497,834			507,300			497,835	
関係会社出資金			58,412			60,688			60,119	
繰延税金資産			3,151			—			—	
その他			11,062			15,136			14,691	
貸倒引当金			△140			△500			△320	
計			820,674	(48.9)		805,650	(47.6)		798,285	(47.9)
固定資産合計			1,116,909	66.6		1,110,374	65.6		1,095,283	65.7
資産合計			1,676,173	100.0		1,691,769	100.0		1,666,327	100.0

区分	注記番号	前中間会計期間末（平成14年9月30日） 金額（百万円）		構成比（%）	当中間会計期間末（平成15年9月30日） 金額（百万円）		構成比（%）	前事業年度要約貸借対照表（平成15年3月31日） 金額（百万円）		構成比（%）
（負債の部）										
I 流動負債										
支払手形			16,635			13,429			15,680	
買掛金			59,177			54,913			54,917	
未払法人税等			13,103			10,884			—	
未払費用			50,343			47,416			54,917	
製品保証引当金			—			2,545			—	
工事代金支払手形			11,350			13,976			11,157	
その他			25,591			26,282			24,923	
流動負債合計			176,202	10.5		169,449	10.0		161,596	9.7
II 固定負債										
退職給付引当金			16,651			9,383			10,805	
役員退職慰労引当金			398			360			431	
その他			32,651			28,236			36,878	
固定負債合計			49,700	3.0		37,980	2.3		48,115	2.9
負債合計			225,903	13.5		207,430	12.3		209,711	12.6
（資本の部）										
I 資本金			40,363	2.4		40,363	2.4		40,363	2.4
II 資本剰余金										
資本準備金			58,980			58,980			58,980	
資本剰余金合計			58,980	3.5		58,980	3.5		58,980	3.5
III 利益剰余金										
利益準備金			10,090			10,090			10,090	
任意積立金			1,291,376			1,322,431			1,291,376	
中間（当期）未処分利益			38,997			42,372			53,842	
利益剰余金合計			1,340,464	79.9		1,374,894	81.3		1,355,309	81.3
IV その他有価証券評価差額金			11,656	0.7		15,043	0.9		6,791	0.4
V 自己株式			△1,195	△0.0		△4,943	△0.4		△4,829	△0.2
資本合計			1,450,270	86.5		1,484,338	87.7		1,456,615	87.4
負債及び資本合計			1,676,173	100.0		1,691,769	100.0		1,666,327	100.0

② 【中間損益計算書】

区分	注記番号	前中間会計期間 (自 平成14年4月1日 至 平成14年9月30日) 金額(百万円)		百分比(%)	当中間会計期間 (自 平成15年4月1日 至 平成15年9月30日) 金額(百万円)		百分比(%)	前事業年度要約損益計算書 (自 平成14年4月1日 至 平成15年3月31日) 金額(百万円)		百分比(%)
Ⅰ 売上高			390,160	100.0		376,339	100.0		795,409	100.0
Ⅱ 売上原価			246,354	63.2		238,476	63.4		501,136	63.0
売上総利益			143,806	36.8		137,863	36.6		294,273	37.0
Ⅲ 販売費及び一般管理費			67,763	17.4		62,514	16.6		134,587	16.9
Ⅳ 研究開発費			37,222	9.5		37,656	10.0		74,139	9.3
営業利益			38,820	9.9		37,692	10.0		85,546	10.8
Ⅴ 営業外収益	※1		8,622	2.2		6,931	1.8		14,329	1.8
Ⅵ 営業外費用	※2		5,969	1.5		4,218	1.1		6,395	0.8
経常利益			41,474	10.6		40,404	10.7		93,480	11.8
Ⅶ 特別利益			—			—			—	
Ⅷ 特別損失			5,991	1.5		2,314	0.6		24,275	3.1
税引前中間(当期)純利益			35,482	9.1		38,090	10.1		69,205	8.7
法人税、住民税及び事業税			14,400	3.7		11,600	3.1		16,000	2.0
法人税等調整額			△2,115	△0.5		372	0.1		8,733	1.1
中間(当期)純利益			23,197	5.9		26,117	6.9		44,472	5.6
前期繰越利益			15,799			16,259			15,799	
中間配当額			—			—			6,429	
自己株式処分差損			—			4			—	
中間(当期)未処分利益			38,997			42,372			53,842	

継続企業の前提に重要な疑義を抱かせる事象又は状況

前中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前事業年度 (自　平成14年4月1日 至　平成15年3月31日)
――――	該当事項はありません。	該当事項はありません。

中間財務諸表作成の基本となる重要な事項

前中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前事業年度 (自　平成14年4月1日 至　平成15年3月31日)
1　資産の評価基準及び評価方法 (1) 棚卸資産 製品、半製品、仕掛品、補助原料、貯蔵品 ……移動平均法による低価法 半製品及び仕掛品工程中の硝酸銀 ……後入先出法による低価法 主要原材料 ……後入先出法による低価法 (2) 有価証券 子会社及び関連会社株式 ……移動平均法による原価法 その他有価証券 時価のあるもの ……市場価格等に基づく時価法 (評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの ……移動平均法による原価法	1　資産の評価基準及び評価方法 (1) 棚卸資産 同左 (2) 有価証券 同左	1　資産の評価基準及び評価方法 (1) 棚卸資産 同左 (2) 有価証券 同左
2　固定資産の減価償却の方法 (1) 有形固定資産 定率法(但し、平成10年4月1日以降に取得した建物(付属設備を除く)については定額法)を採用しております。 なお、主な耐用年数は以下のとおりであります。 建物　2～50年 機械装置　2～17年 工具器具備品　2～20年 (2) 無形固定資産 残存価額を零とする定率法を採用しております。 なお、市場販売目的のソフトウェア、自社利用のソフトウェアについては、それぞれ販売可能有効期間(3年)、利用可能期間(5年)に基づく定額法を採用しております。	2　固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左	2　固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左

前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）
３　引当金の計上基準 (1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。	３　引当金の計上基準 (1) 貸倒引当金 同左 (2) 製品保証引当金 製品販売後の無償サービス費用の支出に備えるため、売上高を基準として過去の実績に基づき計上しております。 （追加情報） 製品保証引当金の設定 従来、無償修理期間に生じた修理費用は修理を行った期の費用として会計処理しておりましたが、保証対象製品の売上高が増加し、金額的重要性が増してきたため、引当金を設定する方法に変更致しました。 この変更により、従来の方法に比べ、「販売費及び一般管理費」が、2,545百万円増加するため、「営業利益」、「経常利益」、「税引前中間純利益」が2,545百万円並びに「中間純利益」が、1,476百万円それぞれ減少しております。	３　引当金の計上基準 (1) 貸倒引当金 同左
(2) 退職給付引当金 従業員及び執行役員の退職給付に備えるため設定しております。従業員については、当期末における退職給付債務及び年金資産の見込額に基づき当中間期末において発生していると認められる額を計上しております。 執行役員分は、執行役員の内規に基づく当中間期末要支給額が残高となるよう計上しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各期の発生時における従業員の平均残存勤務期間内の一定の年数(15年)による定額法により、それぞれ発生の翌事業年度から費用処理しております。	(3) 退職給付引当金 同左	(2) 退職給付引当金 従業員及び執行役員の退職給付に備えるため設定しております。従業員については、当期末における退職給付債務及び年金資産の見込額に基づき当期末において発生していると認められる額を計上しております。 執行役員分は、執行役員の内規に基づく当期末要支給額が残高となるよう計上しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各期の発生時における従業員の平均残存勤務期間内の一定の年数(15年)による定額法により、それぞれ発生の翌事業年度から費用処理しております。
(3) 役員退職慰労引当金 役員の退職金の支給に充てるため、役員の内規に基づく当中間期末要支給額が残高となるよう計上しております。	(4) 役員退職慰労引当金 同左	(3) 役員退職慰労引当金 役員の退職金の支給に充てるため、役員の内規に基づく当期末要支給額が残高となるよう計上しております。

前中間会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前事業年度 (自　平成14年４月１日 至　平成15年３月31日)
4　外貨建の資産又は負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円換算し、換算差額は損益として認識しております。 5　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。 6　ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。 なお、通貨スワップについてヘッジ会計の振当処理の要件を満たしている場合には振当処理を、金利スワップについてヘッジ会計の特例処理の要件を満たしている場合には特例処理を採用しております。 (2) ヘッジ手段とヘッジ対象 ・ヘッジ手段 デリバティブ取引(金利通貨スワップ取引) ・ヘッジ対象 子会社への外貨建貸付金 (3) ヘッジ方針 主として為替リスク・金利変動リスクをヘッジする目的で、外貨建貸付金の範囲内において、社内規程に基づく決裁を経て実施することといたしております。 (4) ヘッジの有効性評価の方法 ヘッジ手段の変動額の累計額とヘッジ対象の変動額の累計額を比較して有効性の判定を行っております。 但し、特例処理によっている金利スワップについては有効性の評価を省略しております。	4　外貨建の資産又は負債の本邦通貨への換算基準 同左 5　リース取引の処理方法 同左 6　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジの有効性評価の方法 同左	4　外貨建の資産又は負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円換算し、換算差額は損益として認識しております。 5　リース取引の処理方法 同左 6　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジの有効性評価の方法 同左

前中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前事業年度 (自　平成14年4月1日 至　平成15年3月31日)
7　その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税等の処理方法 消費税及び地方消費税の会計処理は税抜方式によっております。 なお、仮払消費税等と仮受消費税等は相殺のうえ、流動資産の「その他」に含めて表示しております。 (2)　――――――	7　その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税等の処理方法 同左 (2)　――――――	7　その他財務諸表作成のための重要な事項 (1) 消費税等の処理方法 消費税及び地方消費税の会計処理は税抜方式によっております。 (2) 自己株式及び法定準備金取崩等会計 当期から「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第1号)を適用しております。この変更に伴う損益に与える影響は、ありません。なお、財務諸表等規則の改正により当期から「資本準備金」は「資本剰余金」の内訳として、「利益準備金」「任意積立金」「当期未処分利益」は「利益剰余金」の内訳として表示しております。

会計処理の変更

前中間会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前事業年度 (自　平成14年４月１日 至　平成15年３月31日)
販売奨励金等の会計処理 従来から「販売費及び一般管理費」に含めて処理してきました販売奨励金等の中には、最近の市場における価格競争の激化によって支出が恒常化したことに伴い、その取引実態が売上割戻しまたは売上値引きの性格を帯び、実質的な販売価格の一部となる傾向が顕著になってきているものがあります。 このため、当中間会計期間より、営業活動に基づく損益の区分をより適切に表示するため、これらの取引額について、販売費に計上する方法から売上高より控除する方法に変更いたしました。この変更により、従来の方法に比べ、「売上高」は31,033百万円減少し、「売上総利益」も同額減少いたしますが、「販売費及び一般管理費」も同額減少するため、「営業利益」、「経常利益」に与える影響はありません。	――――――	販売奨励金等の会計処理 従来から「販売費及び一般管理費」に含めて処理してきました販売奨励金等の中には、最近の市場における価格競争の激化によって支出が恒常化したことに伴い、その取引実態が売上割戻しまたは売上値引きの性格を帯び、実質的な販売価格の一部となる傾向が顕著になってきているものがあります。 このため、当期より、営業活動に基づく損益の区分をより適切に表示するため、これらの取引額について、販売費に計上する方法から売上高より控除する方法に変更いたしました。この変更により、従来の方法に比べ、「売上高」は64,971百万円減少し、「売上総利益」も同額減少いたしますが、「販売費及び一般管理費」も同額減少するため、「営業利益」、「経常利益」に与える影響はありません。

追加情報

前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）
1　自己株式及び法定準備金取崩等会計 当中間会計期間から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）を適用しております。この変更に伴う損益に与える影響は、ありません。	1　――――――	1　――――――
2　中間貸借対照表 中間財務諸表等規則の改正により当中間会計期間から「資本準備金」は「資本剰余金」の内訳として、「利益準備金」「任意積立金」「中間未処分利益」は「利益剰余金」の内訳として表示しております。 前中間会計期間まで流動資産に掲記しておりました「自己株式」は、中間財務諸表等規則の改正により当中間会計期間においては、資本に対する控除項目として資本の部の末尾に表示しております。なお、前中間会計期間は流動資産の「有価証券」に含まれており、その金額は27百万円であります。	2　――――――	2　――――――
3　――――――	3　――――――	3　平成15年３月18日に厚生労働省より「富士フイルム厚生年金基金」の解散認可を受け、同基金を解散しております。なお、解散時の拠出金と退職給付引当金との差額6,355百万円を「厚生年金基金解散損」として特別損失に計上しております。解散に伴い、同基金の拠出制の部分（代行部分）については政府に返上し、非拠出制の部分については、翌19日付にて、「確定拠出年金制度（日本版401k）」に移行しております。

注記事項

（中間貸借対照表関係）

前中間会計期間末（平成14年９月30日）

※１　有形固定資産の減価償却累計額

719,849百万円

※２　担保資産

(1) 担保に供している資産

工場財団

建物	23,992百万円
機械装置	38,171
その他の有形固定資産	11,951
計	74,115百万円

(2) 上記担保資産が供されている債務

工場財団

なし

※　偶発債務

債務保証

銀行借入等についての保証(保証類似行為を含む)を行っております。

保証先	保証額(百万円)
Fuji Photo Film, Inc.	8,863
Fuji Photo Film Finance U.S.A., Inc.	31,957
Fuji Photo Film Finance (Netherlands)B.V.	19,452
Crosfieldグループ他計１社	627
従業員(住宅資金)	21,538
計	82,439

うち外貨保証債務等

STG.£	3,100千	593百万円
US.$	265,574千	32,559百万円
S.FR	60,000千	4,932百万円
EURO	45,000千	5,416百万円

※　受取手形割引高

輸出荷為替手形割引高

5,947百万円

当中間会計期間末（平成15年９月30日）

※１　有形固定資産の減価償却累計額

724,347百万円

※２　担保資産

(1) 担保に供している資産

工場財団

建物	22,756百万円
機械装置	34,885
その他の有形固定資産	12,676
計	70,318百万円

(2) 上記担保資産が供されている債務

工場財団

なし

※　偶発債務

債務保証

銀行借入等についての保証(保証類似行為を含む)を行っております。

保証先	保証額(百万円)
Fuji Photo Film, Inc.	8,043
Fuji Photo Film Finance U.S.A., Inc.	20,573
Fuji Photo Film Finance (Netherlands)B.V.	9,953
Crosfieldグループ他計１社	422
従業員(住宅資金)	19,089
計	58,083

うち外貨保証債務等

STG.£	2,280千	422百万円
US.$	208,300千	23,173百万円
EURO	65,000千	8,397百万円

※　受取手形割引高

輸出荷為替手形割引高

8,113百万円

前事業年度末（平成15年３月31日）

※１　有形固定資産の減価償却累計額

719,865百万円

※２　担保資産

(1) 担保に供している資産

工場財団

建物	23,277百万円
機械装置	35,170
その他の有形固定資産	12,520
計	70,968百万円

(2) 上記担保資産が供されている債務

工場財団

なし

※　偶発債務

債務保証

銀行借入等についての保証(保証類似行為を含む)を行っております。

保証先	保証額(百万円)
Fuji Photo Film, Inc.	8,690
Fuji Photo Film Finance U.S.A., Inc.	14,111
Fuji Photo Film Finance (Netherlands)B.V.	16,784
Crosfieldグループ他１社	475
従業員(住宅資金)	20,464
計	60,526

うち外貨保証債務等

STG.£	2,510千	475百万円
US.$	134,800千	16,202百万円
EURO	100,000千	12,983百万円

※　受取手形割引高

輸出荷為替手形割引高

8,316百万円

（中間損益計算書関係）

前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）
※１　営業外収益のうち重要なもの 受取利息　1,218百万円 受取配当金　7,020百万円	※１　営業外収益のうち重要なもの 受取利息　973百万円 受取配当金　5,189百万円	※１　営業外収益のうち重要なもの 受取利息　2,379百万円 受取配当金　11,489百万円
※２　営業外費用のうち重要なもの 為替差損　3,289百万円	※２　営業外費用のうち重要なもの 為替差損　2,759百万円	※２　営業外費用のうち重要なもの 為替差損　2,404百万円
※　減価償却実施額 有形固定資産　23,795百万円 無形固定資産　4,816百万円	※　減価償却実施額 有形固定資産　25,280百万円 無形固定資産　5,087百万円	※　減価償却実施額 有形固定資産　48,260百万円 無形固定資産　9,779百万円

（リース取引関係）

前中間会計期間（自 平成14年４月１日 至 平成14年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1 リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
機械装置	239	73	165
有形固定資産「その他」	499	236	262
投資その他の資産「その他」	63	30	33
合計	801	340	461

（注） 取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法により算定しております。

2 未経過リース料中間期末残高相当額

１年以内	144百万円
１年超	316
合計	461百万円

（注） 未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占めるその割合が低いため、支払利子込み法により算定しております。

3 支払リース料及び減価償却費相当額

(1) 支払リース料 80百万円

(2) 減価償却費相当額 80百万円

4 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

当中間会計期間（自 平成15年４月１日 至 平成15年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1 リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
機械装置	239	101	138
有形固定資産「その他」	365	189	176
投資その他の資産「その他」	17	8	9
合計	622	298	323

（注） 取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法により算定しております。

2 未経過リース料中間期末残高相当額

１年以内	115百万円
１年超	207
合計	323百万円

（注） 未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占めるその割合が低いため、支払利子込み法により算定しております。

3 支払リース料及び減価償却費相当額

(1) 支払リース料 64百万円

(2) 減価償却費相当額 64百万円

4 減価償却費相当額の算定方法

同左

前事業年度（自 平成14年４月１日 至 平成15年３月31日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1 リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械装置	239	87	151
有形固定資産「その他」	405	201	203
投資その他の資産「その他」	63	36	26
合計	707	325	382

（注） 取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

2 未経過リース料期末残高相当額

１年以内	126百万円
１年超	255
合計	382百万円

（注） 未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法により算定しております。

3 支払リース料及び減価償却費相当額

(1) 支払リース料 159百万円

(2) 減価償却費相当額 159百万円

4 減価償却費相当額の算定方法

同左

(有価証券関係)

前中間会計期間末(平成14年９月30日)

有価証券

子会社株式及び関連会社株式で時価のあるもの

区分	中間貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
(1) 子会社株式	―	―	―
(2) 関連会社株式	1,054	999	△55
計	1,054	999	△55

当中間会計期間末(平成15年９月30日)

有価証券

子会社株式及び関連会社株式で時価のあるもの

区分	中間貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
(1) 子会社株式	―	―	―
(2) 関連会社株式	1,054	826	△228
計	1,054	826	△228

前事業年度末(平成15年３月31日)

有価証券

子会社株式及び関連会社株式で時価のあるもの

区分	貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
(1) 子会社株式	―	―	―
(2) 関連会社株式	1,054	709	△345
計	1,054	709	△345

（1株当たり情報）

項目	前中間会計期間 （自　平成14年4月1日 至　平成14年9月30日）	当中間会計期間 （自　平成15年4月1日 至　平成15年9月30日）	前事業年度 （自　平成14年4月1日 至　平成15年3月31日）
1株当たり純資産額	2,819.73円	2,891.58円	2,837.16円
1株当たり中間（当期）純利益	45.09円	50.88円	86.29円
潜在株式調整後 1株当たり中間（当期）純利益	なお、潜在株式調整後1株当たり中間純利益金額については、潜在株式が存在しないため記載しておりません。 （追加情報） 当中間会計期間から「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。 なお、前中間会計期間において採用していた方法により算定した当中間会計期間の1株当たり純資産額、1株当たり中間純利益は、それぞれ2,818.11円、45.08円であります。	なお、潜在株式調整後1株当たり中間純利益金額については、潜在株式が存在しないため記載しておりません。	なお、潜在株式調整後1株当たり当期純利益金額については、潜在株式が存在しないため記載しておりません。 （会計処理の変更） 当年度から「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。 なお、前年度において採用していた方法により算定した当年度の1株当たり純資産額、1株当たり当期純利益は、それぞれ2,837.38円、86.51円であります。

（注）　1株当たり中間（当期）純利益金額の算定上の基礎は、以下のとおりであります。

項目	前中間会計期間 （自　平成14年4月1日 至　平成14年9月30日）	当中間会計期間 （自　平成15年4月1日 至　平成15年9月30日）	前事業年度 （自　平成14年4月1日 至　平成15年3月31日）
中間（当期）純利益（百万円）	23,197	26,117	44,472
普通株主に帰属しない金額（役員賞与金）（百万円）	―	―	111
普通株式に係る中間（当期）純利益（百万円）	23,197	26,117	44,360
普通株式の期中平均株式数（千株）	514,437	513,349	514,081

（重要な後発事象）

該当事項はありません。

(2) 【その他】

中間配当(商法第293条ノ５に基づく金銭の分配)

平成15年10月31日開催の取締役会において、第108期(自平成15年４月１日　至平成16年３月31日)の中間配当を当社定款第28条の規定に基づき、次のとおり行うことを決議しました。

(1) 受領株主	平成15年９月30日現在の株主名簿及び実質株主名簿に記載又は記録された株主
(2) 支払請求権の効力発生日並びに支払開始日	平成15年12月５日
(3) １株当たりの配当金	12円50銭
(4) 中間配当金の総額	6,416百万円

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

有価証券報告書 及びその添付書類	事業年度 (第107期)	自　平成14年４月１日 至　平成15年３月31日	平成15年６月30日 関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

中間監査報告書

平成14年12月16日

富士写真フイルム株式会社

代表取締役社長　古　森　重　隆　殿

新日本監査法人

代表社員 関与社員	公認会計士	近　藤　和　英	㊞
代表社員 関与社員	公認会計士	田　中　　　章	㊞
代表社員 関与社員	公認会計士	宮　澤　孝　司	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成14年４月１日から平成15年３月31日までの連結会計年度の中間連結会計期間(平成14年４月１日から平成14年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結資本勘定計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準(中間連結財務諸表注記２参照)に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)第81条の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が富士写真フイルム株式会社及び連結子会社の平成14年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成14年４月１日から平成14年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注)　会社は、当中間連結会計期間より、中間連結財務諸表注記２に記載のとおり、米国財務会計基準審議会基準書第142号「営業権及びその他の無形固資産」を適用し、中間連結財務諸表を作成している。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管しております。

独立監査人の中間監査報告書

平成15年12月16日

富士写真フイルム株式会社
　取締役会　御中

新日本監査法人

代表社員 関与社員	公認会計士	田	中		章	㊞
代表社員 関与社員	公認会計士	宮	澤	孝	司	㊞
関与社員	公認会計士	中	谷	喜	彦	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成15年４月１日から平成16年３月31日までの連結会計年度の中間連結会計期間(平成15年４月１日から平成15年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結資本勘定計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、米国において一般に公正妥当と認められる企業会計の基準(中間連結財務諸表注記２参照)に準拠して、富士写真フイルム株式会社及び連結子会社の平成15年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成15年４月１日から平成15年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管しております。

中　間　監　査　報　告　書

平成14年12月16日

富士写真フイルム株式会社

代表取締役社長　古　森　重　隆　殿

新日本監査法人

代表社員 関与社員	公認会計士	田	中		章	㊞
代表社員 関与社員	公認会計士	髙	橋	治	也	㊞
関与社員	公認会計士	戸	田	仁	志	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成14年４月１日から平成15年３月31日までの第107期事業年度の中間会計期間(平成14年４月１日から平成14年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、下記事項を除き前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

記

「会計処理の変更」に記載のとおり、従来から「販売費及び一般管理費」に含めて処理してきた販売奨励金等の一部について、当中間会計期間より売上高から控除する方法に変更した。この変更は、最近の市場における価格競争の激化によって支出が恒常化したことに伴い、その取引実態が売上割戻しまたは売上値引きの性格を帯び、実質的な販売価格の一部となる傾向が顕著になってきた販売奨励金等があることから、営業活動に基づく損益の区分をより適切に表示するために行ったものであり、正当な理由に基づく変更と認める。

なお、この変更に伴い、従来の方法によった場合に比べ、「売上高」、「売上総利益」及び「販売費及び一般管理費」がそれぞれ31,033百万円減少している。

よって、当監査法人は、上記の中間財務諸表が富士写真フイルム株式会社の平成14年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成14年４月１日から平成14年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管しております。

独立監査人の中間監査報告書

平成15年12月16日

富士写真フイルム株式会社
　取締役会　御中

新日本監査法人

代表社員 関与社員	公認会計士	田	中		章	㊞
代表社員 関与社員	公認会計士	髙	橋	治	也	㊞
関与社員	公認会計士	戸	田	仁	志	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成15年４月１日から平成16年３月31日までの第108期事業年度の中間会計期間(平成15年４月１日から平成15年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、富士写真フイルム株式会社の平成15年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成15年４月１日から平成15年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管しております。